DANISCO

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Commission File No. 82-3158

October 29, 2004

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated August 6, 2004.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

Commission File No. 82-3158
Danisco A/S Submission
October 29, 2004

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	8/06/2004	Danisco Animal Nutrition appoints new Regional Director for the Americas	X			X
2.	08/09/2004	Danisco has not discharged GMO material into Grindsted Stream	X			
3.	08/12/2004	Danisco's first harvest forecast indicates a sugar production in line with the EU's sugar quotas	X	X	Notice No.8/2004	X
4.	08/19/2004	Innovative enzyme – first product launch from the Danisco-Genencor partnership	X			
5.	08/26/2004	Annual General Meeting of Danisco A/S held on 26 August 2004	X	X	Notice No.9/2004	X
6.	08/26/2004	Excerpts from the Chairman's speech at the Annual general Meeting on 26 August 2004	X	X	Notice No.10/2004	X
7.	09/01/2004	A day with low carb	X			
8.	09/02/2004	Danisco expects sugar production in line with the EU quotas	X			
9.	09/06/2004	Danish Minister for Food visits Danisco	X			
10.	09/07/2004	Danisco second place in the Dow Jones Sustainability Indices	X			
11.	09/08/2004	Danisco Sweden AB moves production to Belgium	X			
12.	09/13/2004	Thomas Meinert Larsen receives Danisco Award 2004	X			
13.	09//16/2004	Announcement of results for Q1 2004/05	X	X	Notice No.11/2004	X
14.	09/30/2004	Danisco receives diploma for best sustainability report 2004	X			
15.	10/12/2004	Danisco enhances production capability for pectin by around 35%	X			

16.	10/22/2004	Danisco Cultures expands in Niebüll, Germany	X			
B.		**NOTICES TO THE STOCK EXCHANGE**				
Number	**Date of Publication**	**Title of Document**	**Press Release**	**Made Public under Danish Law**	**Filed w/Copenhagen Stock Exchange**	**Distribution to the Securities Holders**
1.	08/12/2004	Danisco's first harvest forecast indicates a sugar production in line with the EU's sugar quotas		X	Notice No.8/2004	X
2.	08/26/2004	Excerpts from the Chairman's speech at the Annual General Meeting on 26 August 2004		X	Notice No.9/2004	X
3.	08/26/2004	Annual General Meeting of Danisco A/S held on 26 August 2004		X	Notice No.10/2004	X
4.	09/16/2004	Announcement of results for Q1 2004/05	X	X	Notice No.11/2004	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS** (Information from Danisco A/S web site s of October 13, 2004				
1.	08/26/2004	Webcast from the Annual General Meeting				X
2.	08/26/2004	Agenda and Proposals in Full of Annual Meeting		X		X
3.	08/26/2004	Chairman's speech at Annual General Meeting 26 August 2004		X		X
4.	08/26/2004	Dividend		X	X	X
5.	N/a	Danisco Board of Directors				X
6.	N/a	Danisco Executive Board				X
7.	N/a	Danisco Corporate Key Persons				X
8.	N/a	Danisco Divisional Management				X
9.	09/16/2004	Announcement of Results for Q1 2004/05	X	X	X	X
10.	N/a	Events (fairs, exhibitions, shows that Danisco participates in)				X
11.	N/A	The Danisco Ward				X
12.	10/29/2004	Danisco Share Price				

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Animal Nutrition appoints new Regional Director for the Americas



Press Release

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Feed ingredients specialist Danisco Animal Nutrition has appointed Dr Tom D'Alfonso as its new Regional Director for the Americas, replacing Joe Slattery who will be taking a sabbatical after eight years with the company.

After a PhD in Biological Engineering and Operations Research from Pennsylvania State University, Dr D'Alfonso gained over 10 years experience in the feed industry, holding technical positions with Automated Environments Inc, Novus in the USA, and Aventis Animal Nutrition (now Adisseo) in France.

Previously Director of Technology Development for Danisco Animal Nutrition, based in the UK, Dr D'Alfonso will be responsible for sales development and managing the company's growing technical sales team across North, South and Central America. Operating from Danisco Animal Nutrition's regional sales office in St Louis, USA, he will report to James Laughton, President - Danisco Animal Nutrition.

James Laughton commented: "Tom has a strong technical background and a wealth of hands-on experience working with poultry integrators around the world, which will be very valuable in supporting our strategy of creating new value for customers and sustaining the rapid growth of our business in this region."

August 6th 2004

For further information:
Andrea Barletta - Global Marketing Manager, Danisco Animal Nutrition
andrea.barletta@danisco.com
+44 (0) 1672 517777
www.danisco.com/animalnutrition

Contact: Rikke Lerche
Published: 10-08-2004
Archive: 10-11-2004




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9.8.2004

Danisco has not discharged GMO material into Grindsted Stream

The news programme of the Danish Broadcasting Corporation (TV-Avisen) yesterday featured a story about Danisco´s alleged discharge of GMO material into Grindsted Stream. However, the situation is not as it was described.

At Danisco´s enzyme site in Grindsted, Denmark, there was a leakage from one closed plant to another closed plant producing food enzymes. The closed plants, which have been approved by the authorities, have not caused a leakage of genetically modified organisms into the surrounding environment.

A defective heat exchanger at a plant caused a leakage into another plant where the GMO bacteria are heated to 80+°C, which immediately kills all genetically modified organisms. This process has been thoroughly described in the risk assessment of the plant, which has been approved by the authorities. The defective heat exchanger that caused the leakage has been replaced.

There is therefore no evidence of the claim that GMO material should have ended up outside Danisco´s facilities.

Danisco has for several years produced enzymes at the plant, which has been approved by the authorities, and has collaborated with the local authorities on an ongoing basis to increase security.

All wastewater treatment at Danisco´s sites is carried out in a legally responsible manner. Danisco is liable to report risks or suspicion of leakages to the authorities, but since there has been no risk or suspicion of leakage to the external environment, the leakage in question was not reported.

The authorities have approved the wastewater treatment, which is in line with the legal practice of other enterprises. Only clean treated water may be discharged into Grindsted Stream, which is so clean that it has been labelled ´salmon fishing water´.

The Office of Industrial Environment in Ribe County writes in their assessment of the matter that:

´It has previously been documented that the organism is inactivated when exposed to a temperature of 70°C for a period of 10 minutes. Based on the company´s information about the temperature of the condensate, it must be assumed that the leakage in the closed system at the plant has not caused discharge of live GMOs to the external environment.´

Danisco´s site in Grindsted produces enzymes by way of genetically modified microorganisms. The end product - the actual enzyme - is not genetically modified.

For further information, please contact:
Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, tel.: +45 3266 2000
Martin Kirstein Madsen, Site Manager, Danisco Grindsted, tel.: +45 7972 5610
Natalie E. Weber, Media Relations, tel.: +45 3266 2927, mobile: +45 2876 5104

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12.8.2004

Danisco's first harvest forecast indicates a sugar production in line with the EU's sugar quotas

The sugar beet acreage in Denmark, Sweden, Germany and Lithuania has been reduced by about 5% this year in order to limit the production of sugar for export to the world market. The reduction in acreage together with the relatively cold first part of the summer means that the sugar production is expected to be at level with the EU sugar quotas.

This year's first field samples of beets made on 9 August 2004 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	38.3 (43.8)	15.1 (15.3)	5.77 (6.70)
Sweden	30.7 (34.1)	14.1 (15.4)	4.32 (5.26)
Germany	43.0 (41.6)	15.5 (15.0)	6.67 (6.26)
Finland	22.4 (21.9)	11.8 (13.1)	2.67 (2.89)
Lithuania	30.2 (26.5)	12.0 (13.3)	3.63 (3.58)

The average of the last five years is shown in brackets.

The field sample results do not change the previously announced expectations for Danisco Sugar's earnings (EBIT) in the current financial year of DKK 1,050-1,100 million, not least in the light of the low prices for C-sugar.

Good potential for this year's sugar production

With favourable weather conditions during the rest of the growing period, Danisco's total sugar production in 2004 is expected to be at level with our EU quotas in Denmark, Sweden, Germany, Finland and Lithuania of 1,142,000 tonnes in total, which is lower than previous years' record production (see table 1).

In Denmark, the beets were sown around 1 April, and germination has been good. Growing conditions have been subject to a somewhat cold late spring/early summer and fewer hours of sunshine than normally, resulting in reduced growth. With normal growing conditions for the remaining period, production is expected to be at level with the EU quota.

Also in Sweden, growing conditions were subject to the cold and not very sunny period in June and, in particular, July. With normal growing conditions, sugar production is expected to be slightly below the EU quota. The shortage is expected to be covered by transfer of C-sugar.

In Germany, the beets are well developed and the yield per hectare above the normal level. Under continued good growth conditions, this year's sugar production is expected to exceed the EU quota.

In Finland, the beets were sown close to the normal time but were subsequently exposed to a period of frost. The sugar beet acreage has been extended this year, offsetting the impact of the cold spring. If the present growth conditions continue, the expectation for this year's sugar production is around the EU quota.


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In Lithuania, the beets have developed well and the positive development in beet growing efficiency continues. This means that the production is expected to be somewhat larger than the sugar quota.

The results of the field samples in the various factory areas are listed in table 2.

As with last year, a total of two samples will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please refer to:
Executive Vice President, Mogens Granborg, Danisco A/S, tel.: +45 3266 2000
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Appendix to notice of field samples

Table 1
Danisco's sugar production for the past three years in the five production countries breaks down as follows:

Country	Production 2001 tonnes sugar	Production 2002 tonnes sugar	Production 2003 tonnes sugar	Sugar quota tonnes sugar
Denmark	479,000	516,000	492,000	421,000
Sweden	402,000	432,000	416,000	368,000
Finland	146,000	163,000	136,000	146,000
Germany	132,000	145,000	148,000	125,000
Lithuania	88,000	107,000	102,000	82,000
Total	1,246,000	1,363,000	1,294,000	1,142,000

Table 2
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania on 9 August 2004:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	41.4	15.2	6.30
Nykøbing, DK	35.8	14.7	5.25
Assens, DK	36.7	15.3	5.62
Köpingebro, SE	30.1	14.1	4.23
Örtofta, SE	31.1	14.1	4.38
Anklam, DE	43.0	15.5	6.67
Salo, FI	21.7	11.8	2.60
Säkylä, FI	23.1	11.8	2.75
Kedainiai, LT	30.2	12.2	3.68
Panevezys, LT	30.2	11.8	3.58
Kursenai, LT	30.3	12.0	3.64

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19.8.2004

Innovative enzyme – first product launch from the Danisco-Genencor partnership

The first product of Danisco´s cooperation with Genencor International has just been launched at the international baking expo in Las Vegas - IBIE 2004.

The enzyme is called GRINDAMYL™ POWERSoft and has been developed for cake production. The enzyme doubles the shelf life of cakes, meaning that the cakes keep their soft mouthfeel without becoming dry or sticky.

"We are proud of the enzyme because it allows us to target a new market that has not previously used enzymes to the extent possible. The solution has long been in demand with our customers, as it is able to fulfil a great need within the baking industry," says Jan Sindesen, President, Danisco Specialities.

In the months ahead, Danisco will focus on marketing the enzyme and customers will work on implementing the solution in their bakeries. The sales potential of the cake segment is estimated at a two-digit million DKK amount a year in the USA, the first country to approve the enzyme.

Since 2000, Danisco has had a cooperation agreement with US-based biotech company Genencor on the development of new enzymes for food. This gives Danisco access to patented technology with great potential and allows Genencor to benefit from Danisco´s extensive knowledge within foods.

Enzymes are proteins used in bread, juice, beer and wine in food production. They are used as processing aids and facilitate the kneading of dough, filtration of beer, juice and wine and prolong the shelf life of bread and cakes.

For further information, please contact:
Jan Sindesen, President Danisco Specialities, Tel. +45 3266 2000
Natalie E. Weber, Media Relations Manager, Danisco, Tel.: +45 3266 2927

Related links

http://www.genencor.com
http://www.bakingexpo.com

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26.8.2004

Annual General Meeting of Danisco A/S held on 26 August 2004

p>Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2003/2004 was approved. The AGM adopted the Board of Directors´ proposal to pay dividend of DKK 6.50 per share of DKK 20.

Jørgen Tandrup, Managing Director, was re-elected and Håkan Björklund, CEO, was elected to the Board of Directors. Dr.tech. h.c. Bo Berggren and Heimo Karinen, MSc, retired from the Board.

The Company´s two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors´ proposal to reduce the share capital by a nominal value of DKK 27,600,000 to a nominal value of DKK 993,771,040 through cancellation of 1,380,000 own shares, which have been acquired by the Company at the price of DKK 261.5 per share of DKK 20, and this means that an amount of DKK 360,834,648 will have been paid through the reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period section 4 (1) of the Articles of Association in accordance with the resolution to reduce the share capital.

The proposals submitted by Critical Shareholders´ Association under item 6 d-f of the agenda were requested put to secret ballot. The proposals were not adopted, as 0.3% of the votes cast at the AGM were in favour and 99.7% were against.

Finally, the AGM renewed the authorisation for the Board of Directors to allow the Company in the period until next year´s AGM to acquire own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

For further information, please contact:
Investor Relations, tlf.: 32 66 29 12, e-mail: investor@danisco.com
Media Relations tlf.: 32 66 29 13, e-mail: info@danisco.com

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26.8.2004

Excerpts from the Chairman´s speech at the Annual General Meeting on 26 August 2004

In his speech at Danisco´s Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Danisco´s dividend policy

The Board of Directors has decided to maintain total payouts to the shareholders for the financial year 2004/05 at the same level as before the amendment of the International Financial Reporting Standards. The expected total payout to the shareholders in 2004/05 will amount to approximately DKK 1.3 billion, since we in the financial year 2003/04 only paid out DKK 667 million, which was less than consolidated profit for 2003/04. Therefore, an additional DKK 330 million is available for distribution in the current financial year. Naturally, this is contingent on normal operating conditions and no major acquisitions being made.

As part of the continuous process of fulfilling the Company´s dividend policy, the following is proposed:

· That a dividend of DKK 6.50 per share be paid equalling approximately the same total dividend payout as in 2002/03 of DKK 323 million.

· Cancellation of 1,380,000 own shares (nominal value DKK 27,600,000) equalling DKK 360,834,648 or an average purchase price of DKK 261.5 per share. Due to changes in International Financial Reporting Standards, the shares that have so far been for hedging of management´s option programmes be included in this year´s write-down of the Company´s share capital.

· That in the period up until next year´s Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

Board composition

Mr. Jørgen Tandrup is recommended for re-election, while Mr. Heimo Karinen has announced that he is not up for re-election. In addition, Mr. Bo Berggren has informed the Board of Directors that he is retiring as director.

The Board of Directors assesses on an ongoing basis the size of the Board of Directors and as a consequence, the Board of Directors has decided to reduce this number by one. The reason for this is the ongoing refocusing of the Company and a reduction of the business areas. The Board of Directors sees the need for strengthening competencies within knowledge management.

The Board of Directors recommends election of Mr. Håkan Björklund. I would like to motivate the recommendation of the Board of Directors. Mr. Håkan Björklund has an international background within the pharmaceutical industry and is therefore aware of the challenges of the global business, where some of the most important assets are knowledge and development.

Provided the re-elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

Change in accounting principles and the implication for Danisco´s financial statements

The International Financial Reporting Standards have been changed. This will affect our financial reporting for 2004/05 and going forward. The main effects are:



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- Discontinuation of goodwill amortisation.
- Share option programmes must be charged to the profit and loss account.

  The discontinuation of goodwill amortisation would in our case have meant an increase in consolidated profit for the financial year 2003/04 of DKK 435 million.

Assessing the impact of the share option programmes on the profit and loss account is a complicated matter. Such assessment is based on the so-called Black-Scholes model and depends on a number of spot values, including Danisco´s share price at the time of assessment. Please refer to our Annual Report for further information.

For further information, please contact:
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com





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1.9.2004

A day with low carb

When last week Tivoli Gardens in Copenhagen opened its doors to a Food Festival with a wealth of culinary treats, food markets, live animals in pens, wine and beer tasting, chef's and waiter's championships, etc., Danisco participated actively throughout the event. Not only as a sponsor, but also as a judge in food competitions and with a speaker at a seminar entitled "The low-carb wave is coming to Denmark".

Low carb on the menu

The focus of the Atkins lifestyle on a high-protein, low-carb diet has replaced the demands of the 1990s for low-fat products. Especially in the USA the interest in Dr. Robert C. Atkins' diet principles of cutting down on carbohydrates has exploded - and to such an extent that today the phenomenon is felt by both consumers, the food industry, the stock market and health budgets.

'Approx. 65% of the American population are overweight whereas 30% are characterised as obese. Of the approx. 59 million obese people in the USA, approx. 32 million spend about USD 2.5 billion a year on low-carb products,' stated the first speaker of the low-carb seminar, the Danish newspaper Børsen's correspondent in New York, thus emphasising the growth potential for the food industry.

Global low-carb trend?

The low-carb seminar in Tivoli brought together approx. 70 participants from the food industry. They heard speeches by Danisco, scientists focusing on the low-carb trend, nutritionists and the food industry.

'Today, approx. 98% of all low-carb products are introduced in the USA and Canada. The situation here in Europe is that the UK is the most developed market,' said a food scientist, who in her speech raised the questions whether we in the future will see a global low-carb trend, and whether growth can be sustained in the present markets.

Low carb through the eyes of the food industry

The significant influence of the low-carb trend on the food industry has resulted in a number of new brands, reformulation of existing products and changes in communication. Ingredient producers, in particular, are benefiting from the trend as low-carb products need a higher content of fibres, emulsifiers, proteins and sweeteners in order to achieve the right consistency and live up to the respective claims.

In his speech Dr. Julian Stowell, Scientific Director of Danisco Sweeteners, described Danisco's commitment to health and nutrition and its leading role in relation to low carb. 'As a leading provider of knowledge to the global food industry, Danisco delivers solutions in response to the challenge to produce high-quality foods with improved nutritional profiles. We offer a comprehensive portfolio of ingredients and a wide variety of nutritional objectives tailored to each market. Reducing glycaemic impact is a major potential,' he said.

Managing the carbohydrate content

Julian Stowell took the audience through a study of nutrition and the product capabilities of Danisco's speciality carbohydrates or low-GI ingredients and described the current trend towards managing the carbohydrate content of your diet based on Atkins and GI (Glycaemic Index). 'No doubt that low-carb diets have captured the minds and wallets of American and global consumers.

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However, Danisco does not endorse or favour one specific nutritional strategy over another,' he emphasised.

For more information, please contact:
Dr. Julian Stowell, Scientific Director, Danisco Sweeteners, tel.: +44 1737 773 732
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927 or mobile: +45 2876 5104

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2.9.2004

Danisco expects sugar production in line with the EU quotas

- Danisco's second harvest forecast is now available

The weather conditions since our first forecast have been normal, however subject to considerable rainfall locally. The second harvest forecast therefore indicates a sugar production at level with the EU sugar quotas, which corresponds to the expectation announced at the time of the first forecast earlier this month.

The second field samples of beets made on 30 August 2004 in Denmark, Sweden, Germany, Finland and Lithuania were as follows:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	59.3	(59.7)	14.5	(16.5)	8.58	(9.88)
Sweden	48.2	(51.6)	15.2	(16.5)	7.34	(8.51)
Germany	61.2	(61.3)	15.2	(16.4)	9.30	(10.07)
Finland	34.1	(36.2)	14.1	(15.6)	4.82	(5.65)
Lithuania	46.9	(40.4)	13.1	(15.3)	6.14	(6.15)

The average of the last five years is shown in brackets.

'We maintain our estimate that the potential of this year's overall sugar production is around Danisco's EU quota of 1,142,000 tonnes, provided we get normal weather conditions in the coming period,' says Thomas B. Olsen, Vice President, Agriculture, Danisco Sugar.

'The growth in beets per hectare is at the normal level, but the sugar content is lower than usual on account of heavy rainfall and relatively few hours of sunshine,' Thomas B. Olsen adds.

In Denmark, the beets were sown around 1 April and growth has been considerable the last few weeks because of the warm weather. However, the few hours of sunshine this summer means that the sugar content is low. We maintain our expectation of a production at level with the EU quota.

Also Sweden has had warm weather and rain in August. Growth has been good and the production is expected to be close to the EU quota.

Finland had heavy rainfall in August, but the production is nevertheless expected to be close to the EU quota.

Any shortages in relation to the EU quota in Sweden and Finland are expected to be covered by transfer of C-sugar.

In Germany, the beets are very well developed and production is expected to be in excess of the EU quota.

In Lithuania, the potential is good despite growing conditions in the last few weeks being subject to humid weather. Production in Lithuania is expected to exceed the EU quota.

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For further information, please refer to:
Thomas B. Olsen, Vice President, Agriculture, Danisco Sugar, tel.: +45 3266 2585
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588

Appendix

Table 1
Results of the second field samples on 30 August 2004 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Planned start of campaign
Nakskov DK	61.6	14.8	9.11	29.09.2004
Nykøbing DK	57.7	14.6	8.42	29.09.2004
Assens DK	57.9	14.0	8.08	30.09.2004
Köpingebro SE	48.5	15.3	7.41	22.09.2004
Örtofta SE	48.0	15.2	7.29	22.09.2004
Anklam DE	61.2	15.2	9.30	22.09.2004
Salo FI	31.9	14.2	4.53	27.09.2004
Säkylä FI	36.3	14.1	5.09	27.09.2004
Kedainiai LT	45.6	13.1	5.96	20.09.2004
Panevezys LT	49.9	12.8	6.39	23.09.2004
Kursenai LT	44.4	13.5	6.00	28.09.2004

Table 2
Danisco´s sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2001 tonnes sugar	Production 2002 tonnes sugar	Production 2003 tonnes sugar	Sugar quota tonnes sugar
Denmark	479,000	516,000	492,000	421,000
Sweden	402,000	432,000	416,000	368,000
Finland	146,000	163,000	136,000	146,000
Germany	132,000	145,000	148,000	125,000
Lithuania	88,000	107,000	102,000	82,000
Total	1,246,000	1,363,000	1,294,000	1,142,000

9


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6.9.2004

Danish Minister for Food visits Danisco

Last week the Danish Minister for Food, Agriculture and Fisheries Hans Christian Schmidt visited Danisco's headquarters in Copenhagen, Denmark.

The newly appointed minister was given an introduction to Danisco and he had the opportunity to discuss topical food political issues with CEO Alf Duch-Pedersen, Executive Vice President Mogens Granborg and Senior Vice President Leif Kjærgaard. Mogens Granborg described Danisco's view on the coming EU sugar market reform.

The visit ended by a tour of the innovation laboratories, where the minister saw how new enzymes are developed and applied in the production of modern food.

For more information, please contact:
Lars Zøfting-Larsen, Executive Office & Political Affairs, tel.: +45 3266 2057

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7.9.2004

Danisco second place in the Dow Jones Sustainability Indices

Danisco´s second place in the Dow Jones Sustainability Indices for the Food Industry is the result of a dedicated effort in all areas related to sustainability, but Danisco scored particularly high in the social dimensions of the survey compared to previous years.

"This is the third year in a row that Danisco has been included, and we are the only food company in Scandinavia to be chosen. Being ranked number 2 is something we are extremely proud of, and it shows that we are one of the best food companies in the world when it comes to sustainability. The systems we have in place protect not only our brand name, but also the brand names of our customers", says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

Danisco performed well in social aspects due to a long-term effort in human capital development, talent attraction and retention, knowledge management and organisational learning. Factors as different as new ERP systems offering an overview of gender and age groups in the company, as well as e-learning and databases giving all employees better access to knowledge, have all contributed to Danisco´s strengthened position within the Food Industry category of the index.

The Dow Jones Sustainability World Indices (DJSI World) track the performance of the leading companies in the sustainability field, and assess companies´ financial, social and environmental policies and performance. 10% of the largest 2500 companies in the Dow Jones Global Indices are selected, and only 6 companies in the Food Industry category.

Danisco produces a comprehensive Sustainable Development report focusing on environmental and social issues, as well as stakeholder concerns. The next Sustainable Development report will be published in the summer of 2005.

For further information, please contact:
Søren Vogelsang, Vice President, Sustainable Development, tel.: +45 3266 2270
Daniel King, Reporting Manager, Sustainable Development, tel.: +45 3266 2031

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http://www.danisco.com/sustainability

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8.9.2004

Danisco Sweden AB moves production to Belgium

Moving the Swedish flavours site will ensure improved profitability and place production closer to Danisco´s research centre.

Today, Danisco Flavours announced that it is moving Danisco Sweden AB´s production to Danisco´s large flavour headquarters in Louvain-la-Neuve in Belgium. The move will strengthen Danisco´s position on the global market for flavours.

´The move is part of Danisco Flavours´ consolidation as a consequence of competition in the area. We have to have the right set-up and combine our knowledge to ensure profitability,´ says Flemming Lyngholm, Managing Director, Danisco Sweden AB.

In Sweden, Danisco Sweden AB will retain a focused sales unit in Norrköping, which will continue to maintain the daily contact to Danisco Flavours´ customers on the Nordic market as well as the Baltic States and Russia.

As a consequence of the move, the majority of the 72 employees will be dismissed. The final number depends on negotiations with the trade unions.

´Danisco regrets having to part with these loyal, competent employees, many of whom have worked for Danisco Sweden AB for a number of years. Therefore, Danisco will try to compensate for their unfortunate situation,´ says Flemming Lyngholm.

Danisco will be negotiating with the trade unions in the time to come. The negotiations are expected to continue for the next two to four months.

We expect production in Norrköping to cease on 1 April 2005, thus implementing the closure and move.

Danisco Sweden AB produces and develops flavours for beverages like cider, soft drinks and glögg. It also produces flavours for ice cream and dairy products like drinking yoghurt.

For further information, please contact:

Managing Director
Flemming Lyngholm, tel. +46 (0)11 19 67 00, mobile +46 (0) 708 78 54 99
Vice President, Danisco Flavours
Mac Mardi, tel. +44 1933 30 42 00
Media Relations Manager
Carl Johan Corneliussen, tel. + 45 32 66 29 26, mobile +45 26 15 21 27

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13.9.2004

Thomas Meinert Larsen receives Danisco Award 2004

The Danisco Award 2004 goes to PhD student Thomas Meinert Larsen of the Department of Human Nutrition at the Danish Royal Veterinary and Agricultural University. He receives the Award and the accompanying cheque for DKK 250,000 for his outstanding efforts within nutritional research based on his extraordinary scientific capabilities.

At 30 years of age, Thomas Meinert Larsen already has a long scientific education in nutritional science and has proven himself exceptionally productive. He is currently working on his PhD thesis titled ´Identification of genetic variation that increases the risk of diet-related obesity´. In addition to his studies, he is day-to-day manager of Denmark´s largest ever diet intervention project, MUFOBES, set up to test the traditional food pyramid in cooperation with American Professor Walter Willett.

´Food and health research is important and should benefit industry as well as consumers. This was one of the main criteria for awarding Thomas Meinert Larsen the Danisco Award. Also, his career so far with significant results within his field indicates that we can expect important research findings from him in the years to come,´ said CEO of Danisco A/S Alf Duch-Pedersen at the award ceremony.

The Danish Minister for Economic and Business Affairs Bendt Bendtsen presented the Award at an event at Danisco´s site in Brabrand, Denmark on Monday 13 September.

´This year´s Award winner possesses all the skills it takes to become a top international scientist: Razor-sharp intelligence, a winning personality, commitment, a flair for scientific thinking and an enormous work capacity. It´s my hope that the Danisco Award will draw extra attention to nutritional science - a science of which Thomas Meinert Larsen is an excellent representative,´ said Bendt Bendtsen.

This is the third time the Danisco Foundation grants the Danisco Award the aim of which is to promote improved food development.

For further information, please refer to:
Alf Duch-Pedersen, CEO, Danisco A/S, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926, mobile +45 2615 2127

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16.9.2004
Announcement of results for Q1 2004/05

1 May - 31 July 2004
(unaudited)

Margin improvement for Ingredients and Sweeteners
Ingredients and Sweeteners recorded an EBIT(A) margin of 15.7%, up 1.1 percentage points, which is attributable to a deliberate focus on margins. Rhodia Food Ingredients figures are included from June, resulting in sales growth of 10% with organic growth of 1%. As expected, sales and earnings in Sugar were lower than last year, reducing the consolidated EBIT(A) margin by 0.7 percentage points to 13.2%. Outlook for consolidated profit for 2004/05 is maintained.

- **EBIT(A) before special items and share-based payments was DKK 575 million (DKK 559 million)**
  Ingredients and Sweeteners delivered significant progress in EBIT(A) to DKK 389 million (DKK 330 million), as the acquisition of Rhodia Food Ingredients impacted EBIT(A) positively by DKK 42 million. Sugar reported EBIT(A) of DKK 235 million (DKK 264 million). As a result of an increase in Danisco's share price in Q1, share-based payments (IFRS 2) had an adverse impact of DKK 21 million. EBIT(A) before special items came to DKK 554 million (DKK 563 million).
- **Net sales were DKK 4,206 million (DKK 4,041 million)**
  Adjusted for the acquisition of Rhodia Food Ingredients, net sales would have been DKK 3,947 million.
- **The integration of Rhodia Food Ingredients is progressing as planned**
  Rhodia Food Ingredients is estimated to have affected Q1 sales by DKK 259 million. The sales force has been integrated and coordinated, with employees highly motivated in achieving the planned synergies.
- **Consolidated profit of DKK 398 million (DKK 256 million)**
  DKK 112 million of the increase in consolidated profit is attributable to Danisco no longer amortising goodwill (IFRS 3).
- **Earnings per share grew 5% to DKK 7.51 (DKK 7.12)**
  Earnings per share have been adjusted for special items and goodwill amortisation in 2003/04.

Outlook for 2004/05
The outlook is unchanged from the Announcement of Results for 2003/04.

- Consolidated sales are expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).
- Consolidated EBIT before special items are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million). Special items are estimated to impact earnings adversely by approximately DKK 175 million.
- Consolidated profit before share-based payments forecast in the range of DKK 1,300-1,400 million (DKK 1,032 million).

Anders Knutsen	*Alf Duch-Pedersen*
Chairman of the Board of Directors	*CEO*

To download the unabridged notice as a pdf file please click for English or Danish version.
To download the Excel file please click for English or Danish version.

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30.9.2004
Danisco receives diploma for best sustainability report 2004

At a ceremony on 28 September Danisco received the diploma for best sustainability report 2004. It is the Danish Institute of State Authorized Public Accountants and the Danish business newspaper Dagbladet Børsen who award the diploma.

The motivation highlights that the report is well structured and gives a good presentation of Danisco´s business and structure. Furthermore, Danisco is being honoured for its effort to address specific target groups, for example suppliers. Danisco has also been nominated for the European Sustainability Report Award.

Grundfos received the diploma for best environmental report and KMD for the best intellectual capital report. Novo Nordisk received the award for non-financial reporting again this year.

For further information please contact:
Daniel King, Sustainability Communications Manager, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

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12.10.2004

Danisco enhances production capacity for pectin by around 35%

Danisco has decided to carry out its largest investment in organic growth of the ingredients business in recent time - the construction of a new pectin plant to be located in the centre of Brazil´s largest citrus area in the state of Sao Paulo. The construction of the plant is based on a need for enhanced capacity, as Danisco´s pectin plants in Mexico and the Czech Republic are fully exploited. Brazil is the world´s largest producer of orange concentrate and as mainly orange peel will be used as a raw material in the new plant, Danisco´s investment will effectively enhance its production capacity for pectin by 35%.

´The market for soft drinks is moving towards new types of beverages, e.g. drinking yoghurts and milk/juice drinks. Pectin is very important for stabilising such beverages, and our new plant supports this trend. It also allows us to exploit the knowledge we already have in the area and produce speciality pectin with a relatively low level of costs,´ says Hans Henrik Hjorth, President Danisco Textural Ingredients.

Favourable raw material prices and relatively cheap energy are expected to turn the new plant into one of the world´s most efficient and flexible production sites.

Danisco is making a DKK 300 million investment in the plant, and it meets Danisco´s usual requirements for return on investments. The investment is included in the normal investment budget. The plant brings around 110 new jobs to the area and responsible for the construction is Torben Torsbjerg Møller, VP Operations, Danisco Textural Ingredients, who will soon be celebrating his 40th anniversary at Danisco.

Danisco has produced pectin for close to 30 years and developed production technologies that can be exploited globally. The technologies will benefit the production in Brazil. One of the major advantages of Brazilian production is that it is close to the raw materials.

Danisco´s share of the pectin market is around 25%, and the plant is to help retain this share. The global annual growth rate for pectin is 3-6%.

The plant will be operational in 2007.

With the new plant, Danisco has pectin production in Brazil, Mexico and the Czech Republic.

Pectin is a natural stabiliser derived from citrus fruits or apples. Pectin is used for dairy, confectionery, jam, baked goods and beverages, and as it is based on a natural raw material, it is a preferred stabiliser for the food industry and consumers alike.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 3266 2000
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927 or mobile: +45 2876 5104

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22.10.2004

Danisco Cultures expands in Niebüll, Germany

Danisco will invest EUR 7 million to expand the capacity at its cultures site in Niebüll, Germany.

The investment will in particular increase the Danisco capacity to produce frozen products. It gives Danisco a strong position on the European market for frozen products.

´The investment is a natural consequence of Danisco´s acquisition of Rhodia Food. With the EUR 7 million investment in Niebüll, we strengthen our performance in frozen pelletised cultures for the European market. This upgrade goes hand in hand with our ambition of gaining an even stronger foothold in the frozen cultures area, particularly for fresh dairy, to meet future growth in Europe,´ says Fabienne Saadane-Oaks, President, Danisco Cultures.

The investment project will be launched immediately and the new facilities are expected to be operational at the beginning of 2006.

Cultures are produced using raw milk and bacteria strains. Cultures are microorganisms used to acidify milk in the production of for instance yoghurt, butter and cheese. Danisco is a strong no. two on the global market for food cultures. Danisco´s bacteria cultures facilitate the fermentation process that provides the characteristic taste and texture in for instance cheese, yoghurt and many other foods. Cultures´ division headquarters are located in Aubervilliers, France.

For further information, please contact:

Fabienne Saadane-Oaks, President, Danisco Cultures Tel.: +33 (1) 5356 5000
Carl Johan Corneliussen, Media Relations Manager Tel.: +45 3266 2926 or Mobile +45 2615 2127

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12.8.2004

Danisco´s first harvest forecast indicates a sugar production in line with the EU´s sugar quotas

Notice no. 08/2004

The sugar beet acreage in Denmark, Sweden, Germany and Lithuania has been reduced by about 5% this year in order to limit the production of sugar for export to the world market. The reduction in acreage together with the relatively cold first part of the summer means that the sugar production is expected to be at level with the EU sugar quotas.

This year´s first field samples of beets made on 9 August 2004 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	38.3 (43.8)	15.1 (15.3)	5.77 (6.70)
Sweden	30.7 (34.1)	14.1 (15.4)	4.32 (5.26)
Germany	43.0 (41.6)	15.5 (15.0)	6.67 (6.26)
Finland	22.4 (21.9)	11.8 (13.1)	2.67 (2.89)
Lithuania	30.2 (26.5)	12.0 (13.3)	3.63 (3.58)

The average of the last five years is shown in brackets.

The field sample results do not change the previously announced expectations for Danisco Sugar´s earnings (EBIT) in the current financial year of DKK 1,050-1,100 million, not least in the light of the low prices for C-sugar.

Good potential for this year´s sugar production
With favourable weather conditions during the rest of the growing period, Danisco´s total sugar production in 2004 is expected to be at level with our EU quotas in Denmark, Sweden, Germany, Finland and Lithuania of 1,142,000 tonnes in total, which is lower than previous years´ record production (see table 1).

In Denmark, the beets were sown around 1 April, and germination has been good. Growing conditions have been subject to a somewhat cold late spring/early summer and fewer hours of sunshine than normally, resulting in reduced growth. With normal growing conditions for the remaining period, production is expected to be at level with the EU quota.

Also in Sweden, growing conditions were subject to the cold and not very sunny period in June and, in particular, July. With normal growing conditions, sugar production is expected to be slightly below the EU quota. The shortage is expected to be covered by transfer of C-sugar.

In Germany, the beets are well developed and the yield per hectare above the normal level. Under continued good growth conditions, this year´s sugar production is expected to exceed the EU quota.

In Finland, the beets were sown close to the normal time but were subsequently exposed to a period of frost. The sugar beet acreage has been extended this



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year, offsetting the impact of the cold spring. If the present growth conditions continue, the expectation for this year's sugar production is around the EU quota.

In Lithuania, the beets have developed well and the positive development in beet growing efficiency continues. This means that the production is expected to be somewhat larger than the sugar quota.

The results of the field samples in the various factory areas are listed in table 2.

As with last year, a total of two samples will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please refer to:
Executive Vice President, Mogens Granborg, Danisco A/S, tel.: +45 3266 2000
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Appendix to notice of field samples

Table 1
Danisco's sugar production for the past three years in the five production countries breaks down as follows:

Country	Production 2001 tonnes sugar	Production 2002 tonnes sugar	Production 2003 tonnes sugar	Sugar quota tonnes sugar
Denmark	479,000	516,000	492,000	421,000
Sweden	402,000	432,000	416,000	368,000
Finland	146,000	163,000	136,000	146,000
Germany	132,000	145,000	148,000	125,000
Lithuania	88,000	107,000	102,000	82,000
Total	1,246,000	1,363,000	1,294,000	1,142,000

Table 2
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania on 9 August 2004:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	41.4	15.2	6.30
Nykøbing, DK	35.8	14.7	5.25
Assens, DK	36.7	15.3	5.62
Köpingebro, SE	30.1	14.1	4.23
Örtofta, SE	31.1	14.1	4.38
Anklam, DE	43.0	15.5	6.67
Salo, FI	21.7	11.8	2.60
Säkylä, FI	23.1	11.8	2.75
Kedainiai, LT	30.2	12.2	3.68
Panevezys, LT	30.2	11.8	3.58
Kursenai, LT	30.3	12.0	3.64





26.8.2004

Excerpts from the Chairman's speech at the Annual General Meeting on 26 August 2004

Notice no. 09/2004

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Danisco's dividend policy

The Board of Directors has decided to maintain total payouts to the shareholders for the financial year 2004/05 at the same level as before the amendment of the International Financial Reporting Standards. The expected total payout to the shareholders in 2004/05 will amount to approximately DKK 1.3 billion, since we in the financial year 2003/04 only paid out DKK 667 million, which was less than consolidated profit for 2003/04. Therefore, an additional DKK 330 million is available for distribution in the current financial year. Naturally, this is contingent on normal operating conditions and no major acquisitions being made.

As part of the continuous process of fulfilling the Company's dividend policy, the following is proposed:

- That a dividend of DKK 6.50 per share be paid equalling approximately the same total dividend payout as in 2002/03 of DKK 323 million.
- Cancellation of 1,380,000 own shares (nominal value DKK 27,600,000) equalling DKK 360,834,648 or an average purchase price of DKK 261.5 per share. Due to changes in International Financial Reporting Standards, the shares that have so far been for hedging of management's option programmes be included in this year's write-down of the Company's share capital.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

Board composition

Mr. Jørgen Tandrup is recommended for re-election, while Mr. Heimo Karinen has announced that he is not up for re-election. In addition, Mr. Bo Berggren has informed the Board of Directors that he is retiring as director.

The Board of Directors assesses on an ongoing basis the size of the Board of Directors and as a consequence, the Board of Directors has decided to reduce this number by one. The reason for this is the ongoing refocusing of the Company and a reduction of the business areas. The Board of Directors sees the need for strengthening competencies within knowledge management.

The Board of Directors recommends election of Mr. Håkan Björklund. I would like to motivate the recommendation of the Board of Directors. Mr. Håkan Björklund has an international background within the pharmaceutical industry and is therefore aware of the challenges of the global business, where some of the most important assets are knowledge and development.

Provided the re-elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

Change in accounting principles and the implication for Danisco's financial statements

The International Financial Reporting Standards have been changed. This will

affect our financial reporting for 2004/05 and going forward. The main effects are:

- Discontinuation of goodwill amortisation.
- Share option programmes must be charged to the profit and loss account.

  The discontinuation of goodwill amortisation would in our case have meant an increase in consolidated profit for the financial year 2003/04 of DKK 435 million.

Assessing the impact of the share option programmes on the profit and loss account is a complicated matter. Such assessment is based on the so-called Black-Scholes model and depends on a number of spot values, including Danisco´s share price at the time of assessment. Please refer to our Annual Report for further information.

Yours sincerely,

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com

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26.8.2004
Annual General Meeting of Danisco A/S held on 26 August 2004

Notice no. 10/2004

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2003/2004 was approved. The AGM adopted the Board of Directors´ proposal to pay dividend of DKK 6.50 per share of DKK 20.

Jørgen Tandrup, Managing Director, was re-elected and Håkan Björklund, CEO, was elected to the Board of Directors. Dr.tech. h.c. Bo Berggren and Heimo Karinen, MSc, retired from the Board.

The Company´s two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors´ proposal to reduce the share capital by a nominal value of DKK 27,600,000 to a nominal value of DKK 993,771,040 through cancellation of 1,380,000 own shares, which have been acquired by the Company at the price of DKK 261.5 per share of DKK 20, and this means that an amount of DKK 360,834,648 will have been paid through the reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period section 4 (1) of the Articles of Association in accordance with the resolution to reduce the share capital.

The proposals submitted by Critical Shareholders´ Association under item 6 d-f of the agenda were requested put to secret ballot. The proposals were not adopted, as 0.3% of the votes cast at the AGM were in favour and 99.7% were against.

Finally, the AGM renewed the authorisation for the Board of Directors to allow the Company in the period until next year´s AGM to acquire own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tlf.: 32 66 29 12, e-mail: investor@danisco.com
Media Relations tlf.: 32 66 29 13, e-mail: info@danisco.com

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EXECUTIVE BOARD

DANISCO 4.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel.: + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 11/2004

Announcement of results for Q1 2004/05
1 May - 31 July 2004
(unaudited)

16 September 2004

Margin improvement for Ingredients and Sweeteners

Ingredients and Sweeteners recorded an EBIT(A) margin of 15.7%, up 1.1 percentage points, which is attributable to a deliberate focus on margins. Rhodia Food Ingredients figures are included from June, resulting in sales growth of 10% with organic growth of 1%. As expected, sales and earnings in Sugar were lower than last year, reducing the consolidated EBIT(A) margin by 0.7 percentage points to 13.2%. Outlook for consolidated profit for 2004/05 is maintained.

- **EBIT(A) before special items and share-based payments was DKK 575 million (DKK 559 million)**
  Ingredients and Sweeteners delivered significant progress in EBIT(A) to DKK 389 million (DKK 330 million), as the acquisition of Rhodia Food Ingredients impacted EBIT(A) positively by DKK 42 million. Sugar reported EBIT(A) of DKK 235 million (DKK 264 million). As a result of an increase in Danisco's share price in Q1, share-based payments (IFRS 2) had an adverse impact of DKK 21 million. EBIT(A) before special items came to DKK 554 million (DKK 563 million).

- **Net sales were DKK 4,206 million (DKK 4,041 million)**
  Adjusted for the acquisition of Rhodia Food Ingredients, net sales would have been DKK 3,947 million.

- **The integration of Rhodia Food Ingredients is progressing as planned**
  Rhodia Food Ingredients is estimated to have affected Q1 sales by DKK 259 million. The sales force has been integrated and coordinated, with employees highly motivated in achieving the planned synergies.

- **Consolidated profit of DKK 398 million (DKK 256 million)**
  DKK 112 million of the increase in consolidated profit is attributable to Danisco no longer amortising goodwill (IFRS 3).

- **Earnings per share grew 5% to DKK 7.51 (DKK 7.12)**
  Earnings per share have been adjusted for special items and goodwill amortisation in 2003/04.

Outlook for 2004/05

- The outlook is unchanged from the Announcement of Results for 2003/04.
- Consolidated sales are expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).
- Consolidated EBIT before special items are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million). Special items are estimated to impact earnings adversely by approximately DKK 175 million.
- Consolidated profit before share-based payments forecast in the range of DKK 1,300-1,400 million (DKK 1,032 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**
Profit and loss account in DKK million					
Net sales		4,041	**4,206**	4,041	**4,206**
Operating profit before special items and amortisation of goodwill (EBIT(A))		563	**554**	563	**554**
Special items		-	**25**	-	**25**
Amortisation of goodwill		(103)	**-**	(103)	**-**
Operating profit (EBIT)		460	**579**	460	**579**
Profit on ordinary activities before tax		402	**546**	402	**546**
Consolidated profit		256	**398**	256	**398**
Danisco's share of consolidated profit		248	**392**	248	**392**
Financial ratios *					
Cash flow from operating activities		1,052	**974**	1,052	**974**
Cash flow from investing activities		(211)	**(2,394)**	(211)	**(2,394)**
Cash flow from financing activities		(755)	**1,495**	(755)	**1,495**
Total cash flow		86	**75**	86	**75**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	50,523	**49,841**	50,523	**49,841**
Diluted earnings per share (DEPS)	DKK	4.91	**7.87**	4.91	**7.87**
Diluted earnings per share, amortisation of goodwill added (DEPSAA)	DKK	7.12	**7.87**	7.12	**7.87**
Diluted earnings per share, amortisation of goodwill and special items added	DKK	7.12	**7.51**	7.12	**7.51**
Diluted cash flow per share	DKK	20.82	**19.54**	20.82	**19.54**
Diluted number of shares at period-end excluding own shares	'000			49,801	**49,845**
Diluted net asset value per share	DKK			227	**240**

	31 July 2003	30 April 2004	**31 July 2004**
Balance sheet in DKK million			
Assets	25,727	25,307	**27,159**
Equity	11,301	11,612	**11,964**
Interest-bearing debt, net	8,882	8,291	**9,715**
Invested capital	18,793	19,405	**21,203**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients and Sweeteners

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q1	Change % YTD
Net sales						
- Texturant products	1,014	**1,084**	1,014	**1,084**	7	7
- Speciality products	828	**986**	828	**986**	19	19
- Sweeteners	411	**410**	411	**410**	-	-
Group eliminations	3	**2**	3	**2**	:	:
Total	2,256	**2,482**	2,256	**2,482**	10	10
EBIT(A)	330	**389**	330	**389**	18	18
EBIT(A) margin	14.6	**15.7**	14.6	**15.7**	8	8

- **EBIT(A) margin improved 1.1 percentage points**
- **Rhodia Food Ingredients (RFI) included in June figures**
- **Focus on margin improvement rather than growth**

The 10% growth in sales is almost exclusively due to the integration of RFI in June. The margin increased by 1.1 percentage points, exceeding the long-term target of a margin of at least 15%.

Organic growth of 1%

Organic growth was 1% in Q1 against very strong Q1 sales last year, and was recorded in a period when focus was on achieving higher margins at the expense of less profitable growth. Growth was also impacted by the very wet and cool summer in Europe affecting speciality and texturant products and by stockbuilding earlier this year at several customers in a number of our business areas. This affected sales in Q1 both within sweeteners and texturant products.

Danisco's organic growth over the last four quarters has averaged around 4%, which is considered to meet our target of being 30-50% above general growth in the ingredients market. We expect organic growth to improve from the level of Q1 in order to meet the full-year target.

RFI integration progressing as planned

The integration of RFI is progressing as planned. RFI is estimated to have affected sales by DKK 259 million. The integration of the sales force has been implemented and well received by the customer base. With the highly motivated employees the announced synergies are being realised according to plan. Adjusted for the development in exchange rates and RFI, sales would have been up approximately 1% and the EBIT(A) margin would have remained unchanged at 15.7%. RFI's products have been integrated in four of Danisco's divisions.

The currency impact is relatively small – net sales would have been up by DKK 47 million and EBIT(A) by DKK 10 million if adjusted for the development in USD and USD-related currencies. The strong margin development accentuates our persistent focus on value creation and foregoing less profitable growth.

Product areas

Texturant products

Ice cream and dairy drove sales in Latin America

Sales of emulsifiers, functional systems and stabilisers grew 7% to DKK 1,084 million (DKK 1,014 million). The acquisition effect from RFI was 9% and currency pulled down sales by 3%. Organic growth therefore came to 1%. The business segment still enjoys great success in Latin America where dairy and ice cream in particular attributed to very strong sales within functional systems. The European market developed slowly, which was due partly to the generally weak economic situation and partly to quite tough market conditions for texturant products arising from price competition. Despite the cool and wet summer in Europe, which affected ice-cream sales negatively, sales of functional systems and stabilisers met expectations. Adjusted for RFI, sales volumes dropped 2% compared with Q1 last year. Regardless of the negative growth, market conditions and the capacity situation have allowed us to focus more on our long-term target of achieving an EBIT margin before special items of at least 15%.

Speciality products

Significant sales boost from RFI

With flavour, culture and enzyme sales of DKK 986 million (DKK 828 million), the business area saw a sales increase of 19% on last year. RFI boosted sales significantly within e.g. culture and enzyme products. The new Cultures division showed satisfactory organic growth, and we expect cultures as well as our other business areas to benefit from the integration of RFI going forward. Adjusted for the development in exchange rates and the acquisition of RFI, sales were down by 1%, with notably the European markets contributing to the setback. The strong euro continued to impact sales, and the weather influenced flavour sales to the beverage industry in particular. The Asian and Latin American markets progressed satisfactorily.

Europe disappointed

The Flavour division is currently undergoing a major restructuring process with focus on Europe. At the same time, sales in this region were adversely impacted by the bad weather in Q1. The total sales development was unsatisfactory and could not be totally offset by the outstanding sales growth in Asia, where we saw great demand for flavours most notably from Chinese customers.

Sweeteners

Xylitol price competition continues

Sales of sweeteners developed flat against last year, recording DKK 410 million (DKK 411 million). The acquisition of RFI has not affected the reporting for this business area, and organic growth was therefore zero. The low growth rate should be seen in the light of the preceding quarters' very strong growth rates, primarily driven by sales in the USA for low-carb products. Q1 was characterised by price competition on xylitol – mainly in Asia. Compared to last year's Q1, sales volumes fell 3%, and focus was therefore also in this area on margin rather than volume growth. The adverse development in xylitol sales and the discontinuation of activities that did not meet the criteria of value creation were offset in part by growth in Litesse™ and Lactitol for low-carb applications. However, growth is not at the same level as in previous quarters, as the demand for low-carb products seems to be stabilising at the high level, and consequently growth was not as notable in this area. But we are now seeing a positive trend in the demand for our ingredients for low-carb applications.

Geographic markets

Europe

Negative organic growth

Measured on sales, Europe was the geographic market that benefited the most from the acquisition of RFI. Sales increased by 9%, with the acquisition effect of RFI representing 13%. The European market continues to show the weakest development. After a good start to the 2004 calendar year affecting the second half of the financial year 2003/04, organic growth dropped 4% in Q1. Sales of texturant products to the ice-cream industry developed well, whereas flavour sales for the beverage industry were disappointing. Under more normal weather conditions in the summer months, sales to the ice-cream industry would have been very strong.

North America

Slowdown in North America

Sweetener sales were considerably lower compared with the previous quarters, which was contributory to the organic growth rate of 1%. Sales of low-carb products remain high in the USA but new product launches have slowed down. Following the very high growth rates in the preceding quarters, our customers' stocks are full. We expect low-carb sales to continue and with a positive effect on the growth rate from its current level, although not to the same extent as in Q4 2003/04.

Latin America

Organic growth of 14%

Growth in Latin America seems to be consistently high – with organic growth reaching 14% in Q1. Especially texturants set the trend but also Animal Nutrition had a strong quarter fuelled by the region's generally high growth.

Asia-Pacific

Strong flavour sales

Flavour sales were very strong in Q1. We saw heavy demand in China with organic growth of 13%, and 4% for the entire region. Xylitol sales are still subject to price competition from Chinese producers, among others.

Sugar

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q1	Change % YTD
Net sales	1,832	**1,762**	1,832	**1,762**	(4)	(4)
EBIT(A)	264	**235**	264	**235**	(11)	(11)
EBIT(A) margin	14.4	**13.3**	14.4	**13.3**	(8)	(8)

- **Bad weather affected sales**
- **Transition to EU impacted sales in Eastern Europe**
- **Lower sales**

The weather conditions affected sales of sugar to the beverage industry and the retail trade, which did not buy the usual quantities of sugar. At the same time sales in Eastern Europe were impacted by these countries joining the EU. However, the lower earnings were largely as expected.

Cold summer affected sales

The poor summer weather put a damper on sugar sales to the beverage industry in Q1. We also saw a decline in the private consumption of sugar, notably in Finland, for one thing due to a poor berry season. Industrial sales in Denmark were again boosted by sales of liquid sugar to industry, where sugar is used as a growth medium.

Sugar sales fell 4% to DKK 1,762 million (DKK 1,832 million). EBIT(A) reached DKK 235 million (DKK 264 million). The EBIT(A) margin fell to 13.3% (14.4%).The decline in EBIT(A) was expected and is reflected in our full-year expectations.

EU entry caused speculation

The Eastern European countries' entry into the EU in the spring of 2004 has disturbed the sugar balance in the region. Prospects of higher prices for sugar after their entry have apparently given rise to speculation on the part of several players. The market was therefore characterised by large supplies of produced and stored sugar with the calculation of costs having been made prior to the EU transition and therefore at a lower level. This adversely affected Danisco's sales of sugar, and we are currently seeking alternative sales outlets. We expect the imbalance to continue for the rest of the year.

Lower settlement for exported quota sugar was only partly offset by prices and volumes of C-sugar (world market sugar) being slightly above last year's levels. We expect to be able to grow the volumes of exported quota sugar in the remainder of the current financial year.

Proposal from EU Commission

In July, the EU Commission submitted an outline proposal for changes to the European sugar market regulation. Although the outline was slightly more radical than expected, it still falls within our calculation of the expected 25% reduction of EBIT from Sugar once the anticipated changes are fully implemented.

Innovation

New carrageenan and pectin products for use in dairy and desserts were developed in the period, and this will be further accelerated with the new products (xanthan and cultures) added through the RFI acquisition. We have also developed new, patented blends for the ice-cream industry to be marketed in the quarter ahead.

The earlier mentioned new enzyme resulting from our alliance with Genencor has been introduced to the cake industry in the USA.

Danisco Venture

Focus on strengthening management

Danisco Venture made no new investments in the first quarter. Focus has been on the continued development of Danisco Venture's eight portfolios. Strengthening management in some of these companies was a particular focus area, and we have succeeded in attracting extremely qualified candidates.

Sustainability

Danisco obtained a second place in the Dow Jones Sustainability Index for the Food Industry. This is a result of a dedicated effort in all areas related to sustainability, but Danisco scored particularly high in the social dimensions of the survey compared to previous years.

This is the third year in a row that Danisco has been included, and we are the only food company in Scandinavia to be chosen. The index tracks the performance of the leading companies in the sustainability field, and assesses companies' financial, social and environmental policies and performance.

Associated undertakings

Rising income from Genencor

Associated undertakings contributed DKK 36 million (DKK 18 million) to profits. The increase relates to goodwill no longer being amortised in Genencor's results, which boosted this year's income from Genencor by DKK 9 million. Last year, income from associated undertakings increased by DKK 5 million from Amcor Flexibles Europe, the sale of which did not take effect until Q2 of 2003/04. The actual increase in income from Genencor is therefore DKK 14 million.

Special items

Positive impact from special items

Q1 advanced by special items totalling DKK 25 million, of which the sale of Danisco Seed's oilseed rape activities represented a capital gain of DKK 65 million, boosting operating profit in Sugar. The remaining negative DKK 40 million affected operating profit for Ingredients and Sweeteners and is related to the restructurings that were announced in connection with the Announcement of Results for 2003/04.

Changes in accounting principles

IFRS 2 and IFRS 3 implemented

Danisco no longer amortises goodwill (IFRS 3). This raised consolidated profit for Q1 by DKK 112 million (including the share relating to the associated undertaking Genencor) compared with last year. Comparative figures have not been restated, as Danisco already prepares financial statements in accordance with IFRS (formerly IAS). Share-based payments are now charged directly to the profit and loss

account (IFRS 2) for both the current and last financial years. The effect in Q1 is an expense of DKK 21 million before tax and DKK 16 million after tax and an income of DKK 4 million and DKK 3 million respectively for last year.

Share-based payments

In Q1, 144,000 options were exercised out of a total of 792,000 options issued in 2000. The programme must be exercised no later than April 2005. Shares bought and net settlement concerning 19 persons were some DKK 6 million cash.

Cash flow

Large amount still due from the EU

The EU's more thorough procedure for approval of export restitution has resulted in an amount due to Danisco from the EU, which is close to DKK 200 million higher than at the same time last year. We expect the amount due to be reduced during 2004/05.

Cash flows from operating activities of DKK 974 million (DKK 1,052 million) were negatively affected by the amounts due referred to above and by increased stocks.

Purchase of own shares

Cancellation of 2.7% of share capital

As announced at the Annual General Meeting on 26 August 2004, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. On 15 September 2004, Danisco held 1,380,000 own shares corresponding to 2.7% of the share capital. It was decided at the Annual General Meeting on 26 August to write down the holding of own shares.

Share buybacks

Danisco intends to begin planning share buybacks for around DKK 1.0 billion in the quarters ahead. The buyback is expected to be effected in the second half of the current financial year. The total payout to the shareholders comprising buybacks and dividends is expected to amount to around DKK 1.3 billion for the financial year 2004/05.

Outlook for 2004/05

Accounting policy change

New accounting standards, IFRS (International Financial Reporting Standards) from the International Accounting Standards Board (IASB) have been implemented for the financial year 2004/05. The main effects are that amortisation of goodwill and certain intangible assets ceases and is replaced by annual impairment tests, and that the balance sheet value of goodwill at 30 April 2004 will be considered as the basic value going forward. In accordance with IFRS 3, restatement of comparative figures for 2003/04 is not required as Danisco already prepares financial statements in accordance with IFRS (formerly IAS). To this comes that the value of share-based payments such as share options according to IFRS 2 must be charged to the profit and loss account on an ongoing basis, and comparative figures for 2003/04 have been restated accordingly.

Effect on consolidated profit

The discontinuation of goodwill amortisation increased consolidated profit for Q1 by around DKK 112 million (including the share relating to the associated undertaking Genencor). As a result of the increase in the share price in Q1, charging the changed value of share-based payments has reduced consolidated profit for Q1 by DKK 16 million against a positive effect of DKK 3 million last year.

Acquisition of RFI

RFI is expected to grow sales by around DKK 1,400 million and EBIT before special items at the level of DKK 150-170 million after realising the synergies planned for the first year following the merger.

Special items

Special items are still expected to impact consolidated profit unfavourably by approx. DKK 175 million. Thus some DKK 200 million of the total expected restructuring provisions remain outstanding.

Presumptions

Outlook for 2004/05 is based on a USD exchange rate of DKK 6.18, with the average rate in 2003/04 being DKK 6.29. Interest rates in 2004/05 are presumed to be in line with present forward interest rates, which are slightly above the level in 2003/04.

Sales

Total sales are expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).

Ingredients and Sweetener sales are expected to be in the range of DKK 10.0-11.0 billion. Sugar sales are forecast to be in the range of DKK 7.5-8.0 billion.

Earnings (EBIT) before special items

Consolidated earnings (EBIT) before special items are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million).

For Ingredients and Sweeteners, earnings (EBIT) are expected to be in the range of DKK 1,400-1,550 million. Earnings (EBIT) in Sugar are expected to be in the range of DKK 1,050-1,100 million.

Consolidated profit

Consolidated profit before charge for share-based payments but after deduction of special items of DKK 125 million net of tax is expected to be in the range of DKK 1,300-1,400 million (DKK 1,032 million).

USD sensitivity

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2002/03 and 2003/04 and is calculated on a translation assumption. The figures include RFI. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year sales of the order of DKK 625-675 million, and earnings (EBIT) of the order of DKK 75-90 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting today at 3 pm

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website and on www.stockwise.dk.

16 September 2004

Anders Knutsen, Chairman of the Board of Directors   Alf Duch-Pedersen, CEO

Financial calendar

2-3 November	2004	Capital Market Day
21 November	2004	IR quiet period for H1
16 December	2004	H1 results (May-October)
18 February	2005	IR quiet period for 9M
17 March	2005	9M results (May-January)
21 May	2005	IR quiet period for full year
21 June	2005	Full-year results 2004/05
22 August	2005	IR quiet period for Q1
25 August	2005	Annual General Meeting 2005
19 September	2005	Q1 results (May-July)
24 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-October)

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT Q1 1 May - 31 July 2004

(Unaudited)

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**
Net sales	4,041	**4,206**	4,041	**4,206**
Cost of sales	(2,740)	**(2,823)**	(2,740)	**(2,823)**
Gross profit	1,301	**1,383**	1,301	**1,383**
Research and development costs	(98)	**(118)**	(98)	**(118)**
Distribution and sales costs	(428)	**(476)**	(428)	**(476)**
Administrative expenses	(224)	**(220)**	(224)	**(220)**
Other operating income	14	**16**	14	**16**
Other operating expenses	(6)	**(10)**	(6)	**(10)**
Share-based payments	4	**(21)**	4	**(21)**
Operating profit before special items and amortisation of goodwill (EBIT(A))	563	**554**	563	**554**
Special items	-	**25**	-	**25**
Amortisation of goodwill	(103)	**-**	(103)	**-**
Operating profit	460	**579**	460	**579**
Income from participating interests in associated undertakings	18	**36**	18	**36**
Other financial expenses, net	(76)	**(69)**	(76)	**(69)**
Profit before tax	402	**546**	402	**546**
Income tax expense	(146)	**(148)**	(146)	**(148)**
Consolidated profit	256	**398**	256	**398**
Consolidated profit attributable to minority interests	(8)	**(6)**	(8)	**(6)**
Danisco's share of consolidated profit	248	**392**	248	**392**
Diluted earnings per share (DEPS) DKK	4.91	**7.87**	4.91	**7.87**
Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	7.12	**7.87**	7.12	**7.87**
Diluted earnings per share, amortisation of goodwill and special items added DKK	7.12	**7.51**	7.12	**7.51**

CASH FLOW STATEMENT Q1 1 May - 31 July 2004

(Unaudited)

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**
Cash flow from operating activities				
Danisco's share of consolidated profit	248	**392**	248	**392**
Depreciation	213	**238**	213	**238**
Amortisation of goodwill	103	**-**	103	**-**
Change in working capital	442	**386**	442	**386**
Other adjustments	46	**(42)**	46	**(42)**
Cash flow from operating activities	1,052	**974**	1,052	**974**
Cash flow from investing activities	(211)	**(2,394)**	(211)	**(2,394)**
Cash flow from financing activities	(755)	**1,495**	(755)	**1,495**
Decrease/increase in cash and cash equivalents	86	**75**	86	**75**
Cash and cash equivalents at the beginning of the period	408	**304**	408	**304**
Exchange adjustment of cash and cash equivalents	(4)	**(1)**	(4)	**(1)**
Cash and cash equivalents at the end of the period	490	**378**	490	**378**

BALANCE SHEET
Assets

DKK million	31 July 2003	30 April 2004	**31 July 2004**
Intangible fixed assets	6,449	6,240	**7,927**
Tangible fixed assets	8,100	8,000	**8,322**
Financial fixed assets	3,497	2,474	**2,582**
Fixed assets total	18,046	16,714	**18,831**
Stocks	4,074	5,093	**4,645**
Debtors	3,116	3,196	**3,305**
Other participating interests and investments	1	0	**0**
Cash and cash equivalents	490	304	**378**
Current assets total	7,681	8,593	**8,328**
Assets total	25,727	25,307	**27,159**

Liabilities and equity

DKK million	31 July 2003	30 April 2004	**31 July 2004**
Share capital	1,064	1,021	**1,021**
Other reserves	10,237	10,591	**10,943**
Equity total	11,301	11,612	**11,964**
Minority interests	255	288	**293**
Provisions	2,106	2,014	**2,090**
Amounts falling due after more than one year	6,830	5,808	**5,003**
Amounts falling due within one year	5,235	5,585	**7,809**
Creditors total	12,065	11,393	**12,812**
Liabilities and equity total	25,727	25,307	**27,159**

Changes in equity

DKK million		
Balance at the beginning of the period	11,420	**11,651**
Changed accounting policy	(16)	**(39)**
Restated balance at 1 May 2004	11,404	**11,612**
Profit for the period	248	**392**
Repurchase of own shares	(328)	**-**
Sale of own shares	-	**1**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(77)	**(29)**
Other movements in equity	54	**(12)**
Balance at the end of the period	11,301	**11,964**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2004	1,384,500	27,690	2.71
Purchase	-	-	0.00
Sale	(4,500)	(90)	-0.01
Holding at 31 July 2004	**1,380,000**	**27,600**	**2.70**

Events after the balance sheet date: On 26 August 2004, the AGM adopted a reduction of the share capital by nominally DKK 27.6 million corresponding to 1,380,000 shares.

OTHER SEGMENT DETAILS Q1 1 May - 31 July 2004

(Unaudited)

Net sales by business segment

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q1	Change % YTD
Ingredients and Sweeteners	2,256	**2,482**	2,256	**2,482**	10	10
Sugar	1,832	**1,762**	1,832	**1,762**	(4)	(4)
Group eliminations	(47)	**(38)**	(47)	**(38)**	.	.
Total	4,041	**4,206**	4,041	**4,206**	4	4

Net sales by geographic segment

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	456	**486**	456	**486**	7	7	11	**11**
Other Nordic countries	1,050	**1,021**	1,050	**1,021**	(3)	(3)	24	**24**
Rest of Western Europe	851	**925**	851	**925**	9	9	22	**22**
Eastern Europe	393	**334**	393	**334**	(15)	(15)	8	**8**
North America	567	**624**	567	**624**	10	10	15	**15**
Latin America	180	**198**	180	**198**	10	10	5	**5**
Asia-Pacific	418	**450**	418	**450**	8	8	11	**11**
Rest of the world	126	**168**	126	**168**	33	33	4	**4**
Total	4,041	**4,206**	4,041	**4,206**	4	4	100	**100**

Operating profit before special items and amortisation of goodwill (EBIT(A)) by business segment

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients and Sweeteners	330	**389**	330	**389**	18	18	15.7	15.7
Sugar	264	**235**	264	**235**	(11)	(11)	13.3	13.3
Share-based payments	4	**(21)**	4	**(21)**	.	.	.	.
Unallocated, other	(35)	**(49)**	(35)	**(49)**	.	.	.	.
Total	563	**554**	563	**554**	(2)	(2)	13.2	13.2

Special items by business segment

DKK million	Q1 2003/04	**Q1 2004/05**	YTD 2003/04	**YTD 2004/05**
Ingredients and Sweeteners	-	**(40)**	-	**(40)**
Sugar	-	**65**	-	**65**
Unallocated, other	-	**-**	-	**-**
Total	-	**25**	-	**25**

SALES GROWTH IN INGREDIENTS AND SWEETENERS
Q1 1 May- 31 July 2004

(Unaudited)

Q1 2004/05 compared to Q1 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	9	-	**9**	13	**(4)**	44
North America	10	(6)	**16**	15	**1**	25
Latin America	13	(8)	**21**	7	**14**	8
Asia-Pacific	9	(1)	**10**	6	**4**	18
Rest of the world	25	2	**23**	9	**14**	5
Total	10	(2)	**12**	11	**1**	100
Sales growth in product segment						
Texturant products	7	(3)	**10**	9	**1**	44
Speciality products	19	(1)	**20**	21	**(1)**	40
Sweeteners	-	-	**-**	-	**-**	16
Total	10	(2)	**12**	11	**1**	100

YTD 2004/05 compared to YTD 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	9	-	**9**	13	**(4)**	44
North America	10	(6)	**16**	15	**1**	25
Latin America	13	(8)	**21**	7	**14**	8
Asia-Pacific	9	(1)	**10**	6	**4**	18
Rest of the world	25	2	**23**	9	**14**	5
Total	10	(2)	**12**	11	**1**	100
Sales growth in product segment						
Texturant products	7	(3)	**10**	9	**1**	44
Speciality products	19	(1)	**20**	21	**(1)**	40
Sweeteners	-	-	**-**	-	**-**	16
Total	10	(2)	**12**	11	**1**	100


danisco.com

Annual General Meeting 2004
The Annual General Meeting was held on Thursday 26 August 2004 at 4.00 pm at the Bella Center, Denmark

Webcast from the Annual General Meeting
The Annual General Meeting was webcasted, and the entire meeting is available on demand.
- click here for English version
- klik her for dansk version

- Notice no. 09/2004: Excerpts from the Chairman's speech at the Annual General Meeting on 26 August 2004
- Notice no. 10/2004: Annual General Meeting of Danisco A/S held on 26 August 2004
- The unabridged version of the Chairman's report at the AGM 2004 (PDF file)
- Agenda and proposals in full (PDF file)

- The result of the vote about proposals from the Critical Shareholders' Association can be seen in Stock Exchange Announcement no. 10/2004

Annual General Meetings from previous years:

2003

Webcast from the Annual General Meeting
The Annual General Meeting was webcasted, and the entire meeting is available on demand.
- click here to view the webcast from the AGM (English version)
- klik her for at se webcast fra generalforsamlingen (dansk udgave)

- Notice no. 08/2003: Excerpts of Chairman's report of Danisco's Annual General Meeting
- Notice no. 09/2004: Development of Danisco's Annual General Meeting
- The unabridged version of the Chairman´s report at the AGM 2003 (PDF file)
- Agenda and proposals in full (PDF file)

2002
- Notice no. 13/2002: Excerpt of the Chairman´s report - Annual General Meeting on 5 September 2002
- Notice no. 14/2002: Today Danisco A/S held its Annual General Meeting (AGM), at which the 2001/02 Annual Accounts were approved
- Briefing for Shareholders: "Current business update, innovation and sustainable development" (PDF file)
- The unabridged version of the Chairman's report to the Annual General Meeting (PDF file)

2001
- AGM 2001: Danisco ready for new acquisitions
- Notice no. 11/2001: Excerpt of the Chairman's report - AGM 2001
- Notice no. 12/2001: Today Danisco A/S held its Annual General Meeting (AGM), at which the 2000/01 Annual Accounts were approved.

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First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 København K
Tlf. 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

AGENDA

AND

THE PROPOSALS IN FULL

Danisco A/S

Annual General Meeting
Thursday 26 august 2004 at 4.00 pm
at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark

Agenda:

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.
4. Election of members to the Board of Directors.
5. Election of two state-authorised public accountants to serve as auditors.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any Other Business



Re item 2:

The Board of Directors proposes that the Annual Report for 1 May 2003 to 30 April 2004 be approved and the Board of Directors be discharged from its obligations.

Re item 3:

The Board of Directors proposes that a dividend of DKK 6.50 be paid per share of DKK 20 out of the profit for the year. The remainder is transferred to the Company's reserves.

Re item 4:

Mr. Jørgen Tandrup and Mr. Heimo Karinen are retiring as directors in accordance with Article 17.2 of the Articles of Association. Furthermore, Mr. Bo Berggren is retiring as director. The Board of Directors proposes re-election of Mr. Jørgen Tandrup and election of Mr. Håkan Björklund.

Re item 5:

The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes a reduction of the Company's share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied payment to the shareholders, who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Companies Act.

The Company's share capital of a nominal value of DKK 1,021,371,040 be reduced by a nominal value of DKK 27,600,000 to



a nominal value of DKK 993,771,040 through cancellation of 1,380,000 own shares of a nominal value of 27,600,000, which have been acquired by the Company at DKK 261.5 per share of DKK 20, corresponding to a price of DKK 1307.4 per share amount of DKK 100, which means that through the reduction an amount of DKK 360,834,648 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2005, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to amend Article 4.1 of the Articles of Association in compliance with the capital reduction resolution.

Comment:
As stated in Danisco's Notice to the Stock Exchange of 17 June 2004, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the holding of own shares at the time of convening the Annual General Meeting, to the effect that the holding of own shares at 30 April 2004 and any purchase of own shares in the period from 1 May 2004 to the convening of the Annual General Meeting be cancelled. Due to changes in the accounting standards for the treatment of share-based payments, it is proposed to include the shares presently held as a hedge for the option programmes in this writedown of the share capital.

On 6 August 2004, Danisco held 1,380,000 own shares, corresponding to 2.7 % of the share capital.

Consequently, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the 1,380,000 own shares, corresponding to 2.7 % of the share capital. Such reduction of the share capital provides the flexibility required by the Company to purchase own shares.

b) That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

Comment:

It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

c) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under item 6 a requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

One shareholder, the Critical Shareholders' Association represented by Frank Aaen, has submitted the following three proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

To ensure public availability and transparency in the area

d) Sugar support received should be declared separately in Danisco's Annual Reports and provide a true and fair view.

e) Danisco's contribution to the organisation of sugar producers, CEFS and other lobbying expenses should be declared separately in Danisco's Annual Reports and provide a true and fair view.

f) Management should in the Annual Report give an account of CEFS's activities and other cooperation with other sugar producers.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under items 6 d-f requires that a majority of the votes cast at the Annual General Meeting votes in favour of the resolution.

Danisco A/S
Board of Directors

3,

Chairman's speech at Annual General Meeting 26 August 2004

Slide 01: Intro

Slide 02: Intro with live picture

I would like to start my speech a little differently this year by positioning Danisco in an international and global perspective.

As some of you present here today may know, I am Chairman of the Danish Government's think tank named "Growth for the Future", and I therefore find it natural to begin by establishing that Danisco is an example of the kind of business that helps build the foundation of the Danish welfare model.

Danisco is a Danish company that has managed to grow into one of the world's leading players within its field and for whom globalisation has been only natural for many years.

As in many other major global enterprises, we also have differences within the boundaries of our company. Our sugar division mainly operates on the Scandinavian markets but, nonetheless, I dare claim that we have one of Europe's most efficient sugar businesses. That is the reason why we make a lot of money on sugar – it is not just a matter of subsidies, but I shall return to this later. The sugar division employs 3,039 people, of which 760 in Denmark, and almost 80% of the sales amounting to DKK 7.9 billion is generated in the Nordic countries.

Danisco's ingredients business is a global operation with activities in more than 40 countries. Of the 5,025 employees, only 1,457 are located in Denmark, and only approximately 2% of Danisco's ingredients sales of DKK 8.7 billion is generated in Denmark.

Looking a little further into our ingredients business, we are market leader within our product areas. It has been said before, but it is worth repeating: Half of all industrially produced ice cream and every fourth loaf of industrially produced bread in the world contain Danisco ingredients.

I would like the shareholders to keep this picture in mind, as I proceed with my review of the year 2003/04.

From the very start, the financial year was characterised by uncertainty as to the strength of the economic upswing – and this uncertainty influenced consumers' spending pattern but was replaced by cautious optimism towards the end of the year. The debate on the EU's agricultural policy, which has an impact on our sugar division, continued and intensified during the year.

The first half of 2003/04 was characterised by low growth and increased competition in our main markets, making it impossible for us to increase prices to offset rising raw material costs. This put pressure on our operating margin and, consequently, on earnings. In this kind of market situation, there are typically players who wish to leave the industry by selling their business. That provided the opportunity for us to acquire Rhodia Food Ingredients, but it also meant that some of our competitors reinforced their position through acquisitions.

While the first six months were difficult, the second half of the financial year saw increasing optimism and growth, primarily due to better market conditions in the USA and Latin America.

Lower sales of quota sugar and low world market prices on sugar and molasses provided challenging conditions for our sugar division. At the same time we saw the first outline of the EU's future sugar market regulation. The indications of possible changes to the system are in line with the expectations we have announced and will mean a considerable earnings decline in our sugar division.

Operating profit before special items and amortisation of goodwill or EBITA was lower than expected at the beginning of the financial year, but given the circumstances throughout the year, we are satisfied with the results achieved.

During the year, we continued the efforts to establish our slogan 'First you add knowledge...' with our customers and employees. Our goal is to make Danisco the customers' natural choice of supplier and the best employees' preferred place of work. These are ambitious goals, but I am convinced that Danisco has the strength and willpower to realise them.

Slide 03: Key figures

I will now go through the key figures of the financial year 2003/04, highlighting sales, earnings and cash flow, and describe the development of our balance sheet.

Consolidated sales totalled DKK 16.4 billion and net profit amounted to DKK 1.0 billion. For a more in-depth description of the profit development, please refer to our Annual Report and our homepage.

Slide 04: Cash flow

Cash flow from operating activities amounted to DKK 1.67 billion against last year's cash flow of DKK 1.99 billion. One of the main reasons for the decrease is that the EU has changed its administrative procedures for payment in connection with sugar exports outside the EU. Previously only documentation from the shipping country was required but now the EU demands documentation from both the receiving and the shipping country. This means lengthier procedures, giving rise to a temporary increase in our working capital. We

expect it back at a normal level when the new routines have been properly established.

Slide 05: Balance sheet

Danisco's balance sheet developed in line with the long-term target for the group's capital structure, i.e. for equity to match interest-bearing debt, especially when allowance is made for the acquisition of Rhodia Food Ingredients after the balance-sheet date. Please refer to our Annual Report for a more detailed review of our balance sheet and equity development.

I will now go through the development in the business areas, with Ingredients and Sweeteners as the largest one.

Slide 06: EBITA - Ingredients and Sweeteners

As previously mentioned, low growth characterised the ingredients market in the first six months of the year, while the second half showed growing optimism, which caused an increase in consumption and, consequently, rising demand by food producers. Particularly the ongoing debate about obesity in the USA contributed to highly satisfactory growth rates for our low-carb products on the American market. This was particularly the case in the sweetener segment for Litesse, which is a fibre product, and for Lactitol, which is natural sweetener. By the end of the financial year 2003/04, we assessed annual growth of the ingredients segment to be in the range of 2-4%. Danisco achieved full-year organic growth of 5% and organic growth of 9% in Q4, thus meeting our growth target.

At the end of the financial year, we acquired Rhodia Food Ingredients at a reasonable price. The acquisition was carried out in observance of our usual financial considerations, i.e. to create value for the shareholders no later than in the third full financial year after the acquisition. Rhodia Food Ingredients perfectly complements our existing product areas, increases our knowledge of cultures, in particular, and allows us to better leverage our sales and distribution system. In addition, the acquisition of Rhodia has given us global leadership within several major product areas, such as dairy products.

Sales amounted to DKK 8.7 billion and operating profit before special items and amortisation of goodwill was DKK 1,235 million. This is lower than last year due, among other factors, to the low US dollar exchange rate and challenging market conditions.

The operating margin (EBITA) was 14.3%, which is lower than last year and due to increasing raw material prices and growing price competition. On the back of the market conditions, we launched a cost reduction programme in connection

with the acquisition of Rhodia in order to bring the operating margin back in line with our financial target of 15%.

I would like to add that Q4 saw an operating margin of 15.1%.

This brings me to our sugar division. Throughout the financial year, there was a lively debate about the EU's agricultural schemes, including the sugar market regulation.

Slide 07: Danisco logo

In mid-July, the European Commission announced its ideas for change in the form of a general outline, which involved a number of significant changes, including a substantial price reduction of quota sugar. We find it positive that the common set of rules under which the European sugar industry is going to operate is already taking form. We find the Commission's outline quite radical and we therefore believe that it will be met with very different reactions from the 25 member states during the coming negotiations. This gives us reason to believe that the final proposal for the EU sugar market regulation will be different from the Commission's outline. The negotiations are about to start, and we will naturally follow the discussions closely and hope to get a clearer picture of the future sugar market regulation during the autumn.

Danisco has long realised the need for a sugar reform as part of a general wish to change the EU's agricultural policy and we have worked to prepare our organisation for the new market conditions. We will continue this work by adapting and assessing our business model and future production structure in the best possible way when the new rules within the EU have been established. During the past 18 months, we have been telling our stakeholders that we believe the proposed changes could over time reduce the division's earnings (EBITA) by around 25%.

Furthermore, I have noticed that the WTO negotiations about agricultural schemes are in line with our view of promoting and stimulating world market trade of agricultural products by reducing agricultural subsidies.

In connection with the WTO negotiations, I would like to point out that the three large sugar producing countries Brazil, Australia and Thailand have filed a lawsuit against the EU – the so-called WTO panel case. The background of the case is that the EU through its sugar market regulation makes it possible for the EU to sell artificially low-priced sugar to the world market. According to the complainants that would not be possible without the EU's subsidy of quota sugar for the European market. A decision is expected at some point during the autumn and even if the EU should lose the case, it is Danisco's opinion that the proposed sugar reform outline does take that outcome into account.

With this status on the EU sugar market regulation and the WTO, I will now turn to the results in sugar.

Slide 08: EBITA - sugar

Sales amounted to DKK 7.9 billion and profit before special items and amortisation of goodwill was DKK 1,107 million. The decline compared with last year was partly due to lower sales of quota sugar and lower world market prices on sugar and molasses. Throughout the year, we saw rising demand from industrial customers from outside the food industry, for instance the pharmaceutical industry, which offset the adverse effects mentioned before.

The satisfactory results were achieved due to our constant focus on enhancing production efficiency and a highly motivated staff – central elements that have helped make the division one of the most efficient sugar producers in Europe. This strong foundation gives us the opportunity to maintain a profitable sugar business in the Nordic region – notwithstanding the coming changes to the EU's sugar market regulation – which will benefit our shareholders as well as consumers.

Slide 09: Share price development

The results we have achieved and our expectations are subject to stock market assessment every day. Behind me you can see the price development since 1 May 2003.

Danisco's share price developed satisfactorily in the past year. From 1 May 2003 up until today, the share rose by around 25%, which is slightly below the KFX Index of the Copenhagen Stock Exchange. Danisco's share outperformed the general development on the European stock exchanges by about 8%, which is satisfactory. Throughout the year, the trading volume of Danisco's share increased by almost 25%, which we see as an expression of growing interest in Danisco. The higher trading volume means a more accurate pricing of Danisco's share to the benefit of our shareholders. The pricing also depends on the expectations for consolidated profit for the current financial year.

I will now go through two important accounting changes, which will affect consolidated profit going forward.

The International Financial Reporting Standards have been changed, which will influence our financial reporting from the financial year 2004/05. The main effects are:

- discontinuation of goodwill amortisation
- share option programmes must be charged to the profit and loss account

In our case, the discontinuation of goodwill amortisation would have meant an increase in consolidated profit for the financial year 2003/04 of DKK 444 million.

This change also affects our dividend policy, which I shall return to later.

Assessing the impact of the share option programmes on our profit and loss account is a highly complicated matter. Such assessment is based on the so-called Black-Scholes model and depends on a number of spot values, including Danisco's share price at the time of assessment. Please refer to our Annual Report for further information.

Danisco's outlook for 2004/05 as announced on 17 June 2004 is as follows:

Consolidated profit before share-based payments but after special items is expected in the range of DKK 1,300 – 1,400 million.

Further specifications of our outlook for the full year are available in our Annual Report and Announcement of Results for 2003/04 of 17 June 2004.

Slide 10: "dump of homepage"

We expect to announce our results for the first quarter on 16 September and will at that time comment on the full-year outlook based on the results of the first quarter.

The presentation of the Announcement of Results for the first quarter will again be webcast on our website.

Slide 11: Payouts to shareholders

Another factor affecting the pricing of the Danisco share is our dividend policy, which I would like to specify here:

Danisco aims to ensure the necessary shareholders' equity for the company's operations and development and to distribute surplus capital to the shareholders in the form of share buybacks and dividend payments. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

The dividend policy was adopted before the change of the International Financial Reporting Standards. In Danisco's case this involves an amount of around DKK 400 million, as previously mentioned. This implies that consolidated profit will increase by the previously mentioned amount of around DKK 400 million. However, the Board of Directors has decided to maintain total payouts to the shareholders for the financial year 2004/05 at the same level as before the change of the International Financial Reporting Standards. The expected total payout to the shareholders in 2004/05 will be approximately DKK 1.3 billion,

since we only paid out DKK 667 million in the financial year 2003/04, which was less than consolidated profit for 2003/04. Therefore, an additional DKK 330 million is available for distribution in the current financial year, which is included in the DKK 1.3 billion previously mentioned. Naturally, this is contingent on normal operations and no major acquisitions being made. When and how the share buy-backs should be made is under consideration.

Slide 12: Danisco logo

All through the year, the share market has been speculating about our stake in Genencor. As to these speculations, I can only refer to our previous statement that in the long term owning 42% of a company makes no sense. This means that we should either own 0% or 100% of Genencor.

In case of a divestment of Genencor, the distribution of proceeds will depend on the financial situation of the company at the time in question. In case of an acquisition, the acquisition price will affect the company's total debt to the effect that the total payout to the shareholders will be reduced until the company's capital structure is once again in line with the financial target. Due to American stock exchange legislation and the strategic process, I am in no position to make further comments.

And now to an entirely different subject: As the Board of Directors this year has nominated a board member candidate for election, I am going to take this opportunity to share with you the selection process.

To begin with, I would like to explain the Danish model for general management and the division of responsibilities in Danish limited companies, as this is different from the Anglo-Saxon model.

The Danish model is two-tiered. The Board of Directors is elected by the General Meeting and carries the overall responsibility for the company and as such for its vision and strategy. The Board of Directors appoints and terminates the Executive Board, and no Board member – aside from the legal requirement about election among the employees – is employed by the company.

The Executive Board is responsible for the day-to-day management of the company. As a rule, no one person may serve on the Board of Directors as well as the Executive Board of a Danish company.

The Board of Directors currently comprises eleven members, seven elected by the shareholders and four by the employees in Denmark.

The Chairmanship, comprising the Chairman and the Deputy Chairman, is in charge of the process of nominating new Board member candidates. The Board of Directors emphasises the following criteria for nominating Board candidates:

- That the Board of Directors possesses professional competencies matching the company's needs, has a balanced age distribution and broad business and international experience
- That the Board members are independent of the Executive Board and other members of day-to-day management
- That there is no conflict of interest between Board members and Danisco
- That no Board member elected by the shareholders is employed by or dependent on Danisco

In this year's process, a committee of our Deputy Chairman, Matti Vuoria, CEO, and myself prepared a profile description defining the competencies that the coming Board member must possess. The profile, which has been approved by the entire Board of Directors, is based on an evaluation of the current profile of the Board of Directors against the challenges we are faced with and our visions and strategies.

The profile description was then handed over to a recognised headhunting firm, which subsequently prepared a shortlist of candidates for discussion on the Board. The final evaluation was made by a committee comprising the Deputy Chairman, Matti Vuoria, Managing Director Jørgen Tandrup, Alf Duch-Pedersen and myself.

During the process involving the headhunting firm, the Board of Directors took the opportunity to enquire whether the level of emolument of directorships is at level with comparable Danish companies and sufficiently covers the effort and competencies needed as a Board member in Danisco.

On the back of the recommendations we received, the Board has decided to raise the general fee from DKK 220,000 to DKK 300,000, effective this financial year. The additional fee for Chairman and Deputy Chairman remains unchanged at 150% and 50%, respectively.

In the course of year, there were various considerations and views concerning electronic AGMs.

The Board of Directors has with great interest studied these "considerations" prepared by a committee appointed by the Copenhagen Stock Exchange. Danisco was among the first companies to webcast its Annual General Meeting, which is happening even as I speak. We also provide our stakeholders with the opportunity to participate in the announcement of our interim results.

The Board of Directors is in favour of electronic Annual General Meetings, but is also aware that this would imply new and big requirements for conducting Annual General Meetings. For instance, with regard to internet operating efficiency in connection with voting and questions for the Board of Directors, verification of the individual shareholders and practical aspects of conducting the

annual general meeting. These are all aspects that should be assessed in the light of shareholder requirements.

The Board of Directors together with the Executive Board will follow the development.

The Board of Directors maintains an ongoing discussion about the principles for remuneration of the Executive Board in order to ensure a balance that encourages long-term value creation as well as focus on the annual value creation and on the performance of the individual. During the past year, the Board of Directors has closely followed the debate on option programmes. Going forward, we aim for a balance whereby

- the annual bonus based on the fulfilment of predetermined targets can be up to 50% of the fixed salary, while
- allocated share options may give another 50% of the fixed salary after three years.

For the financial year 2003/04, please refer to Note 2 in the Annual Report.

Based on these principles, the Board of Directors has decided to grant the Executive Board and senior managers 300,000 share options, of which 104,000 options are for the Executive Board. The options entitle the holder to buy shares at a price of DKK 330 in the period 1 July 2007 to 1 July 2010.

After this review of our business areas, I would like to give the floor to our Chief Executive Officer, Alf Duch-Pedersen, who will give the background for the acquisition of Rhodia Food Ingredients and our view on tomorrow's ingredients market.

Slides 13-24: ADP pres: 12 slides:

b. Slide presentation - ADP

Slide 25: Danisco logo

This takes me to the Board of Directors' proposals to the Annual General Meeting.

The Board of Directors proposes to the Annual General Meeting:

- That a dividend of DKK 6.50 per share be paid equalling approximately the same total dividend payout as in 2002/03 of DKK 323 million.
- Cancellation of 1,380,000 own shares (nominal value DKK 27,600,000) equalling DKK 360,834,648 or an average purchase price of DKK 261.5 per share. Due to changes in the International Financial Reporting Standards, the shares that have so far been for hedging of

- management's option programmes be included in this year's write-down of the Company's share capital.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association: Mr. Jørgen Tandrup and Mr. Heimo Karinen.

Slide 26: Picture of Jørgen Tandrup

Mr. Jørgen Tandrup is recommended for re-election, while Mr. Heimo Karinen has announced that he is not up for re-election. In addition, Mr. Bo Berggren has informed the Board of Directors that he is retiring as director.

Slide 27: Picture of Bo Berggren and Heimo Karinen

As previously mentioned, the Board of Directors assesses on an ongoing basis the size of the Board of Directors and as a consequence, the Board of Directors has decided to reduce this number by one. The reason is the ongoing refocusing of the Company and a reduction of the business areas. The Board of Directors sees the need for strengthening competencies within knowledge management.

Slide 28: Picture of Håkan Björklund

As I said before, the committee used a recognised headhunting firm to assist in preparing a profile. About 40 candidates were considered, and a list of 5 suitable candidates was presented to the full Board, who then made the final selection. The Board of Directors did not at any point during the process suggest candidates.

Based on the selection process described, the Board of Directors recommends election of Mr. Håkan Björklund. I would like to motivate the Board of Directors' recommendation. As stated in the distributed material, Mr. Håkan Björklund has an international background within the pharmaceutical industry and is therefore aware of the challenges of a global business, where some of the most important assets are knowledge and development.

Provided the elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

Slide 29: Danisco logo

Finally, I'm now going to comment on the proposal submitted by the Critical Shareholders' Association represented by Mr. Frank Aaen.

In the proposal, which is stated in the notice convening the AGM, Danisco is requested to disclose in the financial statements the sugar subsidies received as a separate item as well as contributions to the Organisation of European Sugar Producers and other expenditure for lobby activities.

In our view, Danisco has not received "sugar subsidies". The EU sugar regime is an agricultural scheme that determines volume and prices for the production of sugar in the EU. As part of this scheme, payment is made in connection with export – the so-called restitutions. I assume these are the payments Mr. Frank Aaen is referring to. They are an integral element of the EU's sugar market regulation and as such cannot meaningfully be defined as a public subsidy. Had this been the case, it would naturally have been mentioned in note 31 to the Annual Report where government and other public grants are disclosed.

Slide 30: Sugar market regulation

Frank Aaen has also requested disclosure of how much Danisco has received in "sugar subsidies" in the past five financial years. Referring to the mentioned perception of the payments concerning exports outside the EU as an element of the EU's sugar market regulation, I must repeat that in our view Danisco has received no "sugar subsidies". I can inform you that the first DKK 350 million a year as part of the EU's sugar market regulation is settlement for the supplies from the beet growers. In addition, approx. DKK 400 million is paid back to the EU each year in so-called production taxes, and finally payments are received in connection with sugar exports to non-EU countries, which is part of the EU's sugar market regulation, amounting to between DKK 800 and 850 million per year. The remaining amount, DKK 50-100 million a year, has been included in the operation of our sugar business to cover costs and create profit. As mentioned earlier, this has generated profit before interest, tax and goodwill amortisation of around DKK 1 billion per year in the past five years to the benefit of our shareholders.

The fact that Danisco has a profit on these transactions is due to Danisco having relatively larger exports than the EU on average meaning that it is not the EU, but the other sugar market participants who are really paying the approx. DKK 50–100 million to Danisco.

In reality, it is an expression of a beet grower and producer solidarity, compensating the countries that export large quantities of sugar.

Concerning contributions to the organisation of sugar producers as well as information about Danisco's collaboration with other sugar producers, I can say that Danisco is a member of several organisations, including trade associations. In all cases, it's a matter of general trade association activities, in which Danisco participates with regard to the company's operations and future, and the Board of Directors does not find that it serves in the interest of the company to account for these activities in the Management's Review or elsewhere. However, I can

inform you that the annual contribution to the Organisation of European Sugar producers is less than DKK 0.5 million.

In conclusion, the Board of Directors cannot second the proposals submitted by Frank Aaen when we come to that item on the agenda.

Slide 31: Danisco logo

After my review of the state of affairs at Danisco, I would like to end by emphasising that the Board of Directors is satisfied with the situation of the company. Danisco pursues the strategy laid down, and the Board appreciates the steps that were taken during the financial year to realise the strategy.

The efforts of Danisco's many employees in and outside Denmark and also of the Executive Board and management in general have had a decisive influence on the results. We in the Board of Directors would like to express our thanks for that.

To round off, I would like to thank the shareholders for their large turnout and for their interest in Danisco again this year.





DANISCO

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Dividend

Dividends are declared by the Annual General Meeting (AGM).

At the coming AGM (2004) the Board of Directors of the company will propose a dividend of DKK 6.50 per DKK 20 share.

Dividends for the year will be paid automatically through the Danish Securities Centre immediately after the AGM (see the financial calendar). Danisco does not pay interim dividends as this is not allowed under the Danish Companies Act.

		1999/00	2000/01	2001/02	2002/03	2003/04
Average no. of shares	'000	57,891	57,377	55,734	52,366	**49,907**
Basic earnings per share (BEPS)	DKK	14.44	15.22	16.24	19.02	**19.98**
Cash flow per share	DKK	40.45	37.98	36.99	37.94	**33.39**
Net asset value per share (NAV)	DKK	238	226	231	223	**234**
Market value	DKK mill.	14,214	16,503	15,409	12,424	**14,71**
Dividend per share	DKK	6.00	6.00	6.00	6.25	**6.50**
Pay-out ratio	%	41.3	38.8	34.7	32.1	**32.4**

Source: Danisco's Annual Report 2003/04.

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Board of Directors



Anders Knutsen

Chairman of the Board
MSc Economics and Business Administration
Joined the Board of Directors in 1997, Deputy Chairman from 1999 - 2002
Chairman of the Boards of Led Lumina A/S, LM Glasfiber Holding A/S, Copenhagen Business School and the Jøp, Ove & Myrthu Group
Deputy chairman of the Boards of Fritz Hansen A/S and Topdanmark A/S
Director of Danish Investment Fund and Augustinus Fabrikker A/S
Chairman of the Danish Council for Trade and Industry
CEO and President of Bang & Olufsen A/S 1991-2001
Born 1947
Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark

---



Matti Vuoria

Deputy Chairman of the Board
Master of Law
Joined the Board of Directors in 1999, Deputy Chairman from 2002
Chairman of the Boards of Solidium Oy, Finland
Director of Nokian Tyres Olc. and Sampo Plc.
Born 1951
Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland

---

Håkan Björklund

No picture available

MD
CEO of Nycomed, Denmark since 1999
Astra, Sweden 1989-1999
Director of Biovitrum (Scandinavia's largest biotech company, Sweden)
Born 1956
Contact details: Nycomed Group, Langebjerg 1, DK-4000 Roskilde, Denmark

---



Per Gertsen

Senior Shop Steward, Danisco Sugar
Board Member elected by the employees
Joined the board of Directors in 1997
Born 1950
Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

---

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Lis Glibstrup

MSc Chemical Engineering
Product Service Manager, Danisco in Brabrand
Board Member elected by the employees
Joined the Board of Directors in 2002
Born 1948
COntact details: Danisco A/S, Edwin Rahrsvej 38, DK 8220, Brabrand, Denmark

---



Peter Højland

BSc, Economics and Business Administration
Managing Director of Transmedica A/S
Joined the Board of Directors in 1998
Chairman of the Boards of Transmedica Holding A/S, Amrop-Hever International Danmark A/S, Bikuben Fondene and Danish Center for Management
Director of Danske Bank A/S, Nordicom A/S, Knud Wexøe A/S, Parken Sport & Entertainment A/S, Rambøll Danmark A/S and Lars Muusman A/S
Born 1950
Contact details: Transmedica A/S, Store Kongensgade 62, P.O. Box 9059, DK-1022 Copenhagen K, Denmark

---



Jon Krabbe

Agricultural education
Landowner, Chamberlain
Managing Director of Det Classenske Fideicommis
Joined the Board of Directors in 1979
Chairman of the Board of Grønt Center
President of Det Kgl. Danske Landholdningsselskab
Born 1936
Contact details: Frederiksdal, DK-4912 Harpelund, Denmark



Bent Willy Larsen

Engineer, Danisco Sugar
Board member elected by the employees
Joined the Board of Directors in 2002
Chariman of the Salaried Staff Association, Danisco Sugar
Born 1944
Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

---



Børge A. Pedersen

Senior Shop Steward, Danisco in Grindsted
Board member elected by the employees
Joined the Board of Directors in 1974
Born 1941
Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark





Jørgen Tandrup

MSc Economics and Businesss Administration
Managing Director, Skandinavisk Tobakskompagni A/S
Joined the Board of Directors in 2002.
Chairman of the Boards of Dagrofa a/s, House of Prince A/S, Nordisk Tobaks Kompagni A/S, Orlik Tobacco Company A/S, ST Cigar Group Holding B:V Holland and J.L. Tiedmanns Tobakfabrik AS, Norway
Deputy Chairman of the General Council of the Confederation

of Danish Industries and Tivoli A/S
Vice Chairman of the Confederation of Danish Industries (DI)
Director of DONG A/S
Born 1947
Contact details: Skandinavisk Tobakskompagni A/S,
Tobaksvejen 4, DK-2860 Søborg, Denmark

---

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Executive Board

The President of the Executive Board and the other Executive Board members are responsible for the company's day-to-day management, including development and results of Danisco's activities and operations, asset management, book-keeping as well as internal affairs.

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Alf Duch-Pedersen

CEO and President of the Executive Board.
BSc Engineering, Diploma in Commerce.
Director of Danisco from 1994-97.
Employed at Danisco in current position since 1997.
Chairman of the Boards of Danske Bank A/S
Deputy Chairman of Group 4 Falck A/S.
Member of the Executive Committee of The Confederation of Danish Industries.
Date of birth: 15 August 1946



Søren Bjerre-Nielsen

Executive Vice President, Chief Financial Officer.
MSc Economics and Business Administration, State-Authorised Public Accountant.
Employed at Danisco in current position since 1995.
Responsible for Finance and IT
Director of Carlsberg A/S, Carlsberg Breweries A/S, VKR Holding A/S, Villum Kann Rasmussen Fonden, Central Bank of Denmark andGenencor International.
Date of birth: 24 July 1952



Mogens Granborg

Executive Vice President.
MSc Chemical engineering, PhD Industrial Research, B.Com.
Employed at Danisco since 1988, in current position since 1989.
Responsible for Sweeteners, Animal Nutrition and Sugar.
Chairman of the Boards of Monberg & Thorsen Holding A/S, S. Dyrup & Co. A/S and Danish State Railways (DSB).
Date of birth: 22 August 1947



Robert H. Mayer

Executive Vice President.
MSc Engineering, PhD Chemical engineering.
Employed at Danisco since 1981, in current position since 1999.
Responsible for Emulsifiers, Functional Systems, Textural Ingredients, Flavour and Specialities.

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Director of Genencor International, Inc.
Date of birth: 7 August 1943





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Corporate Key Persons



Acquisitions & Financial Control

Poul Jørgen Jensen, Vice President
E-mail: poul.jorgen.jensen@danisco.com
Tel: +45 3266 2000



Communications and IR

Secretariat for the Board of Directors and the Executive Board
(Executive Office and Political Affairs)

Michael von Bülow, Vice President
E-mail: michael.von.bulow@danisco.com
Tel: +45 3266 2920



Corporate Finance Support

Ulrik Rasmussen, Vice President
E-mail: ulrik.rasmussen@danisco.com
Tel: +45 3266 2000



Human Resources

Klaus Friis-Hansen, Senior Vice President
E-mail: klaus.friis-hansen@danisco.com
Tel: +45 3266 2000

Information Technology

Niels Molzen, Senior Vice President
E-mail: niels.molzen@danisco.com
Tel: +45 3266 2000



Legal Function

Jørgen Rosenlund, Group General Counsel/Vice President
E-mail: jorgen.rosenlund@danisco.com
Tel: +45 3266 2000



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Sustainable Development

Søren Hjuler Vogelsang, Vice President
E-mail: soren.hjuler.vogelsang@danisco.com
Tel: +45 3266 2000



System Audit

Torben Christensen, Audit Manager
E-mail: torben.christensen@danisco.com
Tel: +45 3266 2000



Tax

Marianne Rørslev Bock, Tax Manager
E-mail: marianne.rorslev.bock@danisco.com
Tel: +45 3266 2000



Treasury and External Accounts

Bent Tjørnemark, Vice President
E-mail: bent.tjornemark@danisco.com
Tel: +45 3266 2000







DANISCO
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Divisional Management



Emulsifiers

Torben Svejgaard, President Danisco Emulsifiers
E-mail: emulsifiers@danisco.com
Tel: +45 3266 2000

Functional Systems

Ole Søgaard Andersen, President Danisco Functional Systems
E-mail: functionalsystems@danisco.com
Tel: +45 8943 5000

Textural Ingredients

Hans Henrik Hjorth, President Danisco Textural Ingredients
E-mail: texturalingredients@danisco.com
Tel: +45 3266 2000



Flavours

Jos Kleppers, President Danisco Flavours
E-mail: johannes.kleppers@danisco.com
Tel: +32 1045 3445



Cultures

No picture available

Fabienne Saadane-Oaks, President Danisco Cultures
E-mail: fabienne.saadane-oaks@danisco.com
Tel: +33 1 53 56 52 46

Specialities

Jan Sindesen, President Danisco Specialities
E-mail: specialities@danisco.com
Tel: +45 3266 2000

Sweeteners

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Pekka Sorsa, President Danisco Sweeteners
E-mail: sweeteners@danisco.com
Tel: +44 1737 773732



Animal Nutrition

James Laughton, President Danisco Animal Nutrition
E-mail: webmaster.animalnutrition@danisco.com
Tel: +44 1672 517777



Sugar

Mogens Granborg, President Danisco Sugar
E-mail: sugarinfo@danisco.com
Tel: +45 3266 2500



Sales Regions



Europe, Africa, Middle East and South Asia

Frederik Gejl-Hansen, President Europe, Africa, Middle East and South Asia
E-mail: frederik.gejl-hansen@danisco.com
Tel: +45 3266 2000



Americas

Tjerk de Ruiter, President Americas
E-mail: tjerk.de.ruiter@danisco.com
Tel: +1 913 764 8100



Asia Pacific

Tero Huopaniemi, President Asia-Pacific
E-mail: tero.huopaniemi@danisco.com
Tel: +81 3 5381 3910

Shared Functions

Global Marketing

Henrik Vesterborg Andersen, Director of Global Marketing



E-mail: henrik.vesterborg.andersen@danisco.com
Tel: +45 3266 2000



Global Key Account Relations

Palle Ikkala, Vice President
E-mail: palle.ikkala@danisco.com
Tel: +45 8943 5000



Global Operations

Henrik Jansdorf, Senior Vice President
E-mail: henrik.jansdorf@danisco.com
Tel: +45 3266 2000



Global Innovation and Business Development

Leif Kjærgaard, Senior Vice President
E-mail: leif.kjargaard@danisco.com
Tel: +45 3266 2000

9,

Announcement of Results for Q1 2004/05
1 May - 31 July 2004

Highlights

Margin improvement for Ingredients and Sweeteners
Ingredients and Sweeteners recorded an EBIT(A) margin of 15.7%, up 1.1 percentage points, which is attributable to a deliberate focus on margins. Rhodia Food Ingredients figures are included from June, resulting in sales growth of 10% with organic growth of 1%. As expected, sales and earnings in Sugar were lower than last year, reducing the consolidated EBIT(A) margin by 0.7 percentage points to 13.2%. Outlook for consolidated profit for 2004/05 is maintained.

EBIT(A) before special items and share-based payments was DKK 575 million (DKK 559 million)
Ingredients and Sweeteners delivered significant progress in EBIT(A) to DKK 389 million (DKK 330 million), as the acquisition of Rhodia Food Ingredients impacted EBIT(A) positively by DKK 42 million. Sugar reported EBIT(A) of DKK 235 million (DKK 264 million). As a result of an increase in Danisco's share price in Q1, share-based payments (IFRS 2) had an adverse impact of DKK 21 million. EBIT(A) before special items came to DKK 554 million (DKK 563 million).

Net sales were DKK 4,206 million (DKK 4,041 million)
Adjusted for the acquisition of Rhodia Food Ingredients, net sales would have been DKK 3,947 million.

The integration of Rhodia Food Ingredients is progressing as planned
Rhodia Food Ingredients is estimated to have affected Q1 sales by DKK 259 million. The sales force has been integrated and coordinated, with employees highly motivated in achieving the planned synergies.

Consolidated profit of DKK 398 million (DKK 256 million)
DKK 112 million of the increase in consolidated profit is attributable to Danisco no longer amortising goodwill (IFRS 3).

Earnings per share grew 5% to DKK 7.51 (DKK 7.12)
Earnings per share have been adjusted for special items and goodwill amortisation in 2003/04.

Outlook for 2004/05

- The outlook is unchanged from the Announcement of Results for 2003/04.
- Consolidated sales are expected in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).
- Consolidated EBIT before special items are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million). Special items are estimated to impact earnings adversely by approximately DKK 175 million.
- Consolidated profit before share-based payments forecast in the range of DKK 1,300-1,400 million (DKK 1,032 million).

To download the unabridged notice as a PDF file please click for English or Danish version.
To download the Excel file please click for English or Danish version


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Conference Call
The Conference Call concerning the financial results for Q1 2004/2005 will be webcasted at:
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Download the presentation related to the Conference call:
- presentation as a PDF file

Quick jump:
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- online share monitor
- interactive financial analyser
- contact investor relations

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Events

Danisco participates in different fairs, exhibitions, shows etc. At this site you can see where and when.

Country	City	Event	2005
France	Paris	FI-Europe	29 November-1 December
South Africa	Pretoria	Saafost FIE	September
USA	Seattle, WA	Specialty Coffee Associaton of America (SCAA)	15-18 April
Country	**City**	**Event**	**2004**
Australia	Brisbane	37th Annual AIFST Convention	25-28 July
Brazil	Juiz de Fora	Expomaq (Dairy Products and Equipments Fair)	July
Brazil	São Paulo	Food Ingredients South America 2004	31 August - 2 September
Brazil	São Paulo	ABITRIGO (Brazilian Bakery Show)	November
China	Shanghai	Food Ingredients China 2004 (FIC2004)	3-5 March
Colombia	Cartagena	ALIM (Latin American Bakery Show)	October
Denmark	Lyngby	DSE messe (job and career fair) www.studerende.dk	31 March-1 April
Denmark	Lyngby	BEST messe on DTU (job and career fair) www.best.dtu.dk	5 April
Denmark	Copenhagen	SICEF messe (job and career fair) www.sicef.dk	1-2 October
France	Cannes	World Perfumery Congress 2004	1-5 June
France	Grasse	Centifolia Congress 2004	20-22 Octobre
France	Strassbourg	ZDS Manufaturing Chewing Gum and Gum Base	17-19 May
Germany	Frankfurt	IFFA 2004	15-20 May
Germany	Solingen	ZDS Sweet Tec: Gums & Jellies	3-5 May
Germany		Drouven & Fabry, three-week Chocolate course in Spanish (Emulsifiers for Chocolate)	28 April
Holland	Amsterdam	HI-Europe 2004	16-18 November
South Africa	Cape Town	Dietetic Congress	24-27 August
South Africa	Pretoria	Saafost FIE	September

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United Kingdom	Birmingham	Biscuit Cake, Chocolate & Confectionary Association Technology Conference 2004 (BCCCA)	22-23 April
USA	Atlanta, Georgia	Specialty Coffee Associaton of America (SCAA)	24-26 April
USA	Cincinnati	American Oil Chemist' Society Annual Meeting & Expo	9-12 May
USA	Las Vegas, NV	International Baking Industry Expo (IBIE)	15-18 August





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The Danisco Award

The Danisco Award is granted at least every second year. The purpose of the award, which is granted by Danisco's Fond (the Danisco Foundation), is to contribute to the improvement of food; especially industrially processed food. The award may be granted to institutions or individuals in Denmark and abroad as a reward for marked efforts to improve our food, or to finance food improvement initiatives.

Individuals as well as institutions can be granted the Danisco Award, which can amount to a maximum of DKK 500,000 (approx. EUR 68,000).

The Danisco Award 2003
The winner of the Danisco Award 2003 is Charlotte Jacobsen, Senior Scientist at the Danish Institute for Fisheries Research. She receives the award of DKK 250,000 for her knowledge on rancidification processes in fish oil and her work with enabling the use of fish oil in food without the products becoming rancid.

Fish oil is good for our health. It is full of omega-3 fatty acids, which can reduce the risk of cardiovascular diseases.

Read more about the second Danisco Award

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Michael von Bülow
Direct tel.: +45 3266 292
Mobil: +45 2149 2305

Dan Togo Jensen
Direct tel.: +45 3266 292
Mobil: +45 4043 4397

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Welcome to Danisco Investor Relations online

These pages are specially designed for shareholders, investors, analysts and others interested in following the financial results of Danisco A/S.

At this site, you will find our latest presentations, annual reports, notices to the stock exchange, information about Danisco's share price development and other financial data.

Please do not hesitate to contact Investor Relations if you have any questions or would like further information.

Share price

DKK 323.00	% +0.31 ↑


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Updated: 10-29-2004
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16.9.2004
Announcement of results for Q1 2004/05
Ingredients and Sweeteners recorded an EBIT(A) margin of 15.7%, up 1.1 percentage points, which is attributable to a deliberate focus on margins.
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Online report
The online version of Danisco's Annual Report and Profile 2003/04 is available in an English and a Danish version. Please notice that the online version opens in a new window and requires a flash plug-in on your pc (click here to download Flash plug-in).



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